    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 25, 2000



                                                      REGISTRATION NO. 333-42788

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ---------------------

                                AMENDMENT NO. 1


                                       TO

                                    FORM S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             ---------------------
                           ANIXTER INTERNATIONAL INC.
             (Exact name of Registrant as specified in its charter)

                   DELAWARE                                      94-1658138
       (State or other jurisdiction of                        (I.R.S. Employer
        incorporation or organization)                     Identification Number)

                                 4711 GOLF ROAD
                             SKOKIE, ILLINOIS 60076
                                 (847) 677-2600
    (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

                                 JAMES E. KNOX
                   SENIOR VICE PRESIDENT -- LAW AND SECRETARY
                                 4711 GOLF ROAD
                             SKOKIE, ILLINOIS 60076
                                 (847) 677-2600
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                             ---------------------
                                   Copies to:

                               STUART L. GOODMAN
                                 DAVID MCCARTHY
                             SCHIFF HARDIN & WAITE
                                6600 SEARS TOWER
                            CHICAGO, ILLINOIS 60606
                             ---------------------
     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this Registration Statement.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                             ---------------------


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

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

     THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. NO SELLING SECURITYHOLDER MAY SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING ANY OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                  SUBJECT TO COMPLETION, DATED AUGUST 25, 2000

PROSPECTUS

                                  $792,000,000

                           ANIXTER INTERNATIONAL INC.
                     LIQUID YIELD OPTION(TM) NOTES DUE 2020
                            (ZERO COUPON -- SENIOR)
                                      AND
                           COMMON STOCK ISSUABLE UPON
                            CONVERSION OF THE LYONS

       We issued the LYONs in a private placement in June 2000 at an issue price of $252.57 per LYON. This prospectus will be used by Selling Securityholders to resell their LYONs and the common stock issuable upon conversion of their LYONs.

     The LYONs are convertible at any time prior to maturity into common stock at a conversion rate of 7.4603 shares of common stock per LYON, subject to adjustment in certain events.

     We will not pay interest on the LYONs prior to maturity, subject to our right to do so in the event of certain changes with respect to United States Federal income taxation. The issue price represents a yield to maturity of 7% per year.

     We may redeem all or a portion of the LYONs on or after June 28, 2005. Holders may require us to repurchase their LYONs at a price of $356.28 per LYON on June 28, 2005, $502.57 per LYON on June 28, 2010 and $708.92 per LYON on June 28, 2015. In addition, Holders may require us to repurchase the LYONs upon a change in control on or before June 28, 2005.


     The last reported sales price of our common stock on the New York Stock Exchange on August 24, 2000 was 35 5/8 per share. Our common stock is traded on the New York Stock Exchange under the symbol "AXE."



     We have applied to list the LYONs on the New York Stock Exchange.

                             ----------------------

     INVESTING IN THE LYONS OR THE COMMON STOCK INVOLVES RISKS DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE 9 OF THE PROSPECTUS.
                             ----------------------

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     We will not receive any of the proceeds from the sale of the LYONs or the common stock by the Selling Securityholders. The LYONs and the common stock may be offered in negotiated transactions or otherwise, at market prices prevailing at the time of sale or at negotiated prices. In addition, the common stock may be offered from time to time through ordinary brokerage transactions on the New York Stock Exchange. See "Plan of Distribution." The Selling Securityholders may be deemed to be "Underwriters" as defined in the Securities Act. If any broker-dealers are used by the Selling Securityholders, any commissions paid to broker-dealers and, if broker-dealers purchase any LYONs or common stock as principals, any profits received by such broker-dealers on the resale of the LYONs or common stock, may be deemed to be underwriting discounts or commissions under the Securities Act. In addition, any profits realized by the Selling Securityholders may be deemed to be underwriting commissions.

(TM) TRADEMARK OF MERRILL LYNCH & CO.

               The date of this prospectus is             , 2000

                               TABLE OF CONTENTS


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                                                               PAGE
                                                               ----
                            PROSPECTUS

Summary.....................................................     3
Risk Factors................................................     9
Use of Proceeds.............................................    12
Ratio of Earnings to Fixed Charges..........................    12
Price Range of Common Stock.................................    12
Dividend Policy.............................................    12
Business....................................................    13
Description of LYONs........................................    17
Federal Income Tax Considerations...........................    30
Selling Securityholders.....................................    32
Plan of Distribution........................................    33
Legal Matters...............................................    35
Experts.....................................................    35
Where You Can Find More Information.........................    35


                             ----------------------

     This prospectus may contain various "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which can be identified by the use of forwarding-looking terminology such as "believes", "expects", "prospects", "estimated", "should", "may" or the negative thereof or other variations thereon or comparable terminology indicating our expectations or beliefs concerning future events. We caution that such statements are qualified by important factors that could cause actual results to differ materially from those in the forward-looking statements, a number of which are identified in the prospectus. Other factors could also cause actual results to differ materially from expected results included in these statements. See "Risk Factors".

     We undertake no obligation to update these forward-looking statements as a result of any events or circumstances after the date made or to reflect the occurrence of unanticipated events.

                                    SUMMARY

     Because this is a summary, it may not contain all the information that may be important to you. You should read this entire prospectus before making an investment decision. Except as otherwise stated, when used in this prospectus, the terms "Anixter," "Anixter International," "we," "our" and "us" refer to Anixter International Inc. and its subsidiaries.

                             ANIXTER INTERNATIONAL

     We are a leading distributor of communications infrastructure equipment and provider of logistics solutions for both enterprise networks and telecommunications service provider networks. As the only global distributor of communications infrastructure equipment, during 1999 we served approximately 85,000 customer accounts, with approximately 65,000 different products, from our 175 locations in 41 countries. Products we distribute include fiber optic and copper data cable, connectivity products and peripheral products. We are a significant distribution channel for major communications, cabling and connectivity equipment manufacturers, including Alcatel, Belden, BICC General, Corning/Siecor and Lucent. In addition, we are a leading distributor of specialty wire and cable products to original equipment manufacturers and to industrial companies for maintenance and repair operations. Logistics solutions we provide include procurement, warehousing, inventory management, product aggregation and just-in-time shipping. Our customers include Fortune 500 companies in a wide variety of industries, together with service providers, communications equipment manufacturers and contractors, installers and integrators. Dow Chemical, Global Crossing, MCI/WorldCom, Motorola, Nortel and Wal-Mart are some of our leading customers. Over the five year period ended December 31, 1999, we have grown sales at a compounded annual rate of 12.6% to a total of $2.67 billion in 1999. In the same period, we grew operating earnings at a compounded rate of 21.6% to a total of $112.8 million.

INDUSTRY DYNAMICS

     According to Bernstein Research, the worldwide market for communications equipment is $240 billion and is expected to grow in excess of 13% annually over the next five years. We believe, based on our current product lines, geographical presence and vendor sales policies, that we address approximately 8% to 10% of this market. We believe that the drivers for this growth include:

     Growing Demand for Bandwidth. The importance of information is increasing the need for faster, more reliable communications systems and greater bandwidth. In turn, this is driving changes in the communications and technology infrastructure of major corporations and telecommunications service providers, including the creation of an emerging alternative telecommunications service provider industry. This trend is driving unit growth of communications infrastructure equipment as well as moving the market to higher quality solutions in which we specialize.

     Deregulation and Privatization. The global trend of deregulating telecommunication services and privatizing former national telecommunication service providers has resulted in a rapidly growing universe of emerging alternative telecommunications service providers throughout the world. The rapid pace at which this change has occurred has created significant time-to-market issues for the new telecommunication service providers. These dynamics are resulting in increased demand and growth opportunities for the communications equipment and logistics services we offer.

     Supply Chain Management. As telecommunications companies focus on their core businesses and time-to-market challenges in their rapidly changing marketplace, they are increasingly outsourcing procurement and logistics services. We believe this trend towards outsourcing will continue and will spread to global markets, presenting us with additional opportunities.

THE ANIXTER SOLUTION

     We believe we are well positioned to take advantage of these industry dynamics due to our global coverage, comprehensive product offerings, logistics capabilities, technical knowledge, relationships with industry leading manufacturers and scaleable infrastructure.

     Global Coverage. We believe our operations in 41 countries make us the only global distributor of communications infrastructure equipment. This is particularly attractive to multinational customers who are looking for consistency in the products and services that support their global network infrastructure. For the manufacturers whose products we sell, our ability to promptly and consistently deliver their products throughout the world is an attractive alternative to dealing with multiple distributors in numerous countries.

     Comprehensive Product Offering. We believe we carry the largest, single source, communications infrastructure equipment inventory in the world. With over 65,000 SKUs and an inventory valued at over $600 million at March 31, 2000, customers find our ability to aggregate and deliver complete orders on a timely basis to be of significant value.

     Logistics Capabilities. The combination of our 18 regional distribution centers and 57 strategically located service centers allows us to deliver product to an estimated 90 percent of the metropolitan areas in the countries in which we are located within 24 hours.

     Technical Knowledge. Through the work done in collaboration with the industry's leading cabling and connectivity product manufacturers at our lab in Mt. Prospect, Illinois, our involvement with industry standard setting bodies on a global basis, and our Levels (TM) specification program, we have been a leader in defining quality products and standards for the industry. Our sales and technical support staff of over 2,200 individuals are regularly trained in the particulars of standards to enable them to assist customers in solving the problems of constructing and maintaining a quality communications network.

     Relationships with Industry Leading Manufacturers. Based on our assessment of brand name recognition, quality and relative value based on price and quality considerations, we believe the manufacturers whose products we sell represent the leading manufacturers of cabling, connectivity and communications products.

     Scaleable Infrastructure. We operate on a common information system platform throughout the world and manage our business using common operating practices and processes. We believe this platform allows us to easily and economically initiate sales programs in new markets.

MARKETS

     In order to capitalize on the industry dynamics described above and to leverage our core competencies, we have defined and targeted the following key customer markets:

     - enterprise network,

     - service provider,

     - integrated supply, and

     - original equipment manufacturer/maintenance and repair.

     Enterprise Network Market. This market consists of companies, organizations and institutions that are building data, voice and video networks for use in their businesses. We provide communications equipment, including a wide range of cabling and peripheral equipment utilized in the installation and upgrade of local area networks and wide area networks. These products enable our enterprise customers to build the quality high speed networks they need to exploit current information technology in their businesses. A report by Bernstein Research estimates the worldwide market for enterprise network equipment is approximately $70 billion annually and is growing at a rate of approximately 10% annually. We believe, based on our current product lines, geographical presence and vendor sales policies, that we address approximately 8% to 10% of this market. We believe we are the largest supplier of cabling, connectivity, infrastructure equipment and solutions to this market.

     Demands on enterprise networks are expected to continue to grow dramatically as enterprises increasingly rely on information as a way to compete, and as the Internet and e-commerce become more prevalent in the way in which enterprises communicate and conduct business. Reliability and speed will become increasingly critical as an enterprise's customers and suppliers connect directly with its information systems. As a result, enterprise networks are becoming more critical to an enterprise's ultimate success.

     We believe we are well positioned to take advantage of these positive trends in the enterprise network market. Our technical knowledge and ability to assemble a complete communications solution from multiple third party cable and equipment manufacturers make us a supplier of choice to these customers. Our enterprise network customers include Fortune 500 corporations, integrators and installers. Examples of our significant end user customers and the various industries we serve include Boeing (aerospace), First Union Bank and State Farm (financial services), Texaco (oil and gas) and Wal-Mart (retail). In addition to commercial end users, we sell products to many types of government agencies and institutions as well as contractors, installers and integrators. We had 1999 sales of approximately $1.77 billion to the enterprise market.

     Service Provider Market. This market consists of those companies that are building bandwidth for resale of data, voice and video services to their customers. We provide communications connectivity and infrastructure equipment primarily to alternative telecommunications service providers and the contractors that service them, in order to enable the service provider to co-locate with traditional carriers or to connect directly to end customers. A report by Bernstein Research estimates the worldwide service provider market is approximately $170 billion a year and is growing at a rate in excess of 15% annually. We believe, based on our current product lines, geographical presence and vendor sales policies, that we address approximately 8% to 10% of this market.

     The service provider market is expected to experience significant growth as deregulation of the telecommunications industry and recent privatizations continue to encourage the creation of emerging service providers, including:

     - competitive local exchange carriers,

     - alternative service providers, and

     - Internet service providers.

The service provider market has traditionally purchased directly from manufacturers. However, the growth in the number of customers in this market has placed significant pressure on manufacturers' logistics capabilities, thereby creating an opportunity for distributors to play a significant role. Because flexibility and time to market are critical to these customers, we believe our product availability and reliable logistics services provide us with a competitive advantage in this market.

     We began a sales and marketing program in this market in late 1998. Since then, we have been able to build a broad product and logistics service offering to customers such as Covad Communications, KMC Telecom, MCI/WorldCom, NextLink and Qwest Communications. We had 1999 sales of approximately $150 million to the service provider market.

     Integrated Supply Market. We supply logistics services and installation related products for communications equipment. These services and equipment are critical to communications companies' ability to assemble a complete solution for their end customers. Logistics services include warehousing, automatic inventory replenishment, asset serial number tracking, warranty management, software/firmware upgrade management, product aggregation and just-in-time shipping. Installation related products include cabling, connectivity and peripheral products.

     While there is no available market size data for integrated supply services, we believe the opportunities are significant as communication product manufacturers and service providers increasingly focus their human and financial resources on core businesses and outsource peripheral functions. We believe our expertise in inventory management, logistics and communications products together with our key supplier relationships make us an attractive supplier for procurement and delivery of third party installation materials. Our integrated supply capabilities allow us to become part of the traditional supply chain and build a more integrated relationship with our customers. We had 1999 sales of approximately $210 million to integrated supply customers such as Alcatel, AT&T, Global Crossing, Lucent and Nortel.

     Original Equipment Manufacturer/Maintenance and Repair Market. We provide electrical and electronic wire and cable that have been specially prepared for use in original equipment manufacturing processes. We modify products to customer specifications, manage inventory and supply products that are ready for use in the customer's final assembly process. Anixter also supplies specialty wire and cable products such as shipboard cable, process control wiring, high temperature cables, elevator cables and mining cables for maintenance and repair applications in industrial companies.

     According to World Information Technologies Inc., the electrical wire and cable market is a $12 billion market. We believe that approximately $3 billion of this market is in products we sell and service. Original equipment manufacturers and maintenance and repair customers demand product availability, product knowledge, product modification (cutting, kitting, dyeing, striping and twisting), timely delivery and project management.

     We believe our strong relationships with leading suppliers of specialty wire and cable and electrical/electronic products, large inventory, specialty services, logistic capabilities and experienced sales force make us a supplier of choice for customers in this market. Customers in this market include a wide variety of industrial companies and contractors such as DaimlerChrysler, Dow Chemical, Fluor Daniel, Motorola and Ontario Hydro. We had 1999 sales of approximately $530 million to the original equipment manufacturer and maintenance and repair markets.

     From time to time Anixter has made, and in the future may make or consider making, aquisitions of businesses for cash or stock that complement or extend the Company's current business. There can be no assurance that any such acquisitions will be made in the future or that any such acquisitions will in fact be beneficial.

     Our principal executive offices are located at 4711 Golf Road, Skokie, Illinois 60076. Our telephone number at those offices is (847) 677-2600.

                                  THE OFFERING

LYONs...............................     $792,000,000 aggregate principal amount
                                         at maturity of LYONs due June 28, 2020.
                                         Except as described under "Description
                                         of LYONs -- Optional Conversion to
                                         Semiannual Coupon Note Upon Tax Event,"
                                         we will not pay interest on the LYONs
                                         prior to maturity. Each LYON was issued
                                         at a price of $252.57 per LYON and has
                                         a principal amount at maturity of
                                         $1,000.

Maturity............................     June 28, 2020.

Yield to Maturity of LYONs..........     7% per year (computed on a semi-annual
                                         bond equivalent basis) calculated from
                                         June 28, 2000.

Conversion Rights...................     Holders may convert the LYONs at any
                                         time on or before the maturity date,
                                         unless the LYONs have previously been
                                         redeemed or purchased. For each LYON
                                         converted, we will deliver 7.4603
                                         shares of our common stock. The
                                         conversion rate may be adjusted for
                                         certain reasons, but will not be
                                         adjusted for accrued original issue
                                         discount. Upon conversion, you will not
                                         receive any cash payment representing
                                         accrued original issue discount.
                                         Instead, accrued original issue
                                         discount will be deemed paid by the
                                         common stock you receive on conversion.
                                         See "Description of LYONs -- Conversion
                                         Rights."

Ranking.............................     The LYONs are unsecured and
                                         unsubordinated obligations and rank on
                                         a parity in right of payment with all
                                         existing and future unsecured and
                                         unsubordinated indebtedness of Anixter
                                         International Inc. The LYONs are
                                         structurally subordinated to the
                                         indebtedness and other liabilities of
                                         our subsidiaries, including Anixter
                                         Inc.

Original Issue Discount.............     We offered each LYON with an original
                                         issue discount for United States
                                         federal income tax purposes equal to
                                         the principal amount at maturity of
                                         each LYON less the issue price to
                                         investors. You should be aware that,
                                         although we will not pay cash interest
                                         on the LYONs, U.S. investors must
                                         include accrued original issue discount
                                         in their gross income for United States
                                         federal income tax purposes prior to
                                         the conversion, redemption, sale or
                                         maturity of the LYONs (even if such
                                         LYONs are ultimately not converted,
                                         redeemed, sold or paid at maturity).
                                         See "Federal Income Tax
                                         Considerations -- Original Issue
                                         Discount."

Sinking Fund........................     None.

Optional Redemption.................     We may redeem all or a portion of the
                                         LYONs for cash at any time on or after
                                         June 28, 2005, at the redemption prices
                                         set forth in this prospectus. See

                                         "Description of LYONs -- Redemption of
                                         LYONs at the Option of Anixter."

Purchase of the LYONs at the Option
of the Holder.......................     Holders may require us to purchase
                                         their LYONs on June 28, 2005 at a price
                                         of $356.28 per LYON, on June 28, 2010
                                         at a price of $502.57 per LYON and on
                                         June 28, 2015 at a price of $708.92 per
                                         LYON. We may choose to pay the purchase
                                         price in cash or common stock or a
                                         combination of cash and common stock.
                                         See "Description of LYONs -- Purchase
                                         of LYONs at the Option of the Holder."

Change in Control...................     Upon a Change in Control of Anixter
                                         International occurring on or before
                                         June 28, 2005, each holder may require
                                         us to repurchase all or a portion of
                                         such holder's LYONs at a price equal to
                                         the issue price of such LYONs plus
                                         accrued original issue discount to the
                                         date of repurchase. The term "Change in
                                         Control" is defined in "Description of
                                         LYONs -- Change in Control Permits
                                         Purchase of LYONs at the Option of the
                                         Holder."

Optional Conversion to Semiannual
Coupon Note Upon Tax Event..........     From and after the occurrence of a Tax
                                         Event, at our option, interest in lieu
                                         of future original issue discount shall
                                         accrue on each LYON from the option
                                         exercise date at 7% per year on the
                                         restated principal amount and shall be
                                         payable semiannually on each interest
                                         payment date to holders of record at
                                         the close of business on each regular
                                         record date immediately preceding such
                                         interest payment date. Interest will be
                                         computed on the basis of a 360-day year
                                         comprised of twelve 30-day months and
                                         will accrue from the most recent date
                                         to which interest has been paid or, if
                                         no interest has been paid, from the
                                         option exercise date. In such event,
                                         the redemption prices, purchase prices
                                         and Change in Control purchase price
                                         shall be adjusted as described herein.
                                         However, there will be no changes in
                                         the holder's conversion rights. See
                                         "Description of LYONs -- Optional
                                         Conversion to Semiannual Coupon Note
                                         Upon Tax Event."

Use of Proceeds.....................     Anixter International will not receive
                                         any of the proceeds from the sale by
                                         Selling Securityholders of the LYONs or
                                         the common stock. See "Use of
                                         Proceeds."

                                  RISK FACTORS

     You should consider carefully the specific factors set forth below as well as the other information contained in, or incorporated by reference into, this prospectus before deciding whether to purchase any of the LYONs or common stock offered hereby.

A REDUCTION IN CAPITAL SPENDING BY OUR CUSTOMERS COULD ADVERSELY AFFECT OUR SALES OR EARNINGS

     We supply products for use in network infrastructures, which are often a part of our customers' capital budgets. A reduction in those budgets, which could result from generally weaker economic conditions, tighter capital markets, changes in applicable technologies, regulatory changes or alternative uses of capital, could result in a slowing or reversal of our sales and/or earnings growth.

     In particular, ready access to capital by alternative telecommunications service providers has been partially responsible for the rapid growth in our sales to the service provider market. If capital were less available to these customers, or if they decided to use their capital to acquire existing communications infrastructures instead of building new ones, our sales and earnings from the service provider market could be adversely affected.

A CHANGE IN SALES STRATEGY BY OUR VENDORS COULD ADVERSELY AFFECT OUR SALES OR EARNINGS

     Most of our agreements with vendors are terminable at will by either party on short notice. Approximately 57% of our 1999 revenues were derived from the resale of products purchased from ten vendors. If any of these vendors changed its sales strategy to reduce its reliance on distribution channels, or decided to terminate its business relationships with us, our sales and earnings could be adversely affected until we were able to establish supply relationships with vendors of comparable products. Although our relationships with our vendors are good, they could change their sales strategies as a result of a change of control, an expansion of their direct sales force or due to other factors beyond our control.

OUR FOREIGN OPERATIONS ARE SUBJECT TO POLITICAL, ECONOMIC AND CURRENCY RISKS

     We derive approximately one-third of our revenues from sales outside of the United States. As our business activities and sales increase in these markets, economic and political conditions may adversely affect our results of operations, cash flows and financial condition in these markets. Our results of operations and the value of our foreign assets are affected by fluctuations in foreign currency exchange rates, and different legal, tax, accounting and regulatory requirements.

WE HAVE A CONCENTRATION OF CREDIT RISK

     Historically, our credit practices, diverse customer base and small average order size have resulted in very low bad debt write-offs. While these conditions continue to exist, our entrance into the telecommunications service provider market has resulted in a higher concentration of credit risk. Customers in this market may place orders in excess of $1 million, and accounts receivable from any one of these customers may total several million dollars from time to time. While we have taken appropriate actions to reduce the risk inherent in the large accounts receivable resulting from these orders and believe that our allowance for doubtful accounts remains adequate, from time to time it is possible that a single customer default could have a material adverse impact on our earnings.

WE HAVE RISKS ASSOCIATED WITH INVENTORY

     We must identify the right product mix and maintain sufficient inventory on hand to meet customer orders. Failure to do so could adversely affect our sales and earnings. To guard against inventory obsolescence, we have negotiated various return rights and price protection agreements with key vendors. We also maintain an inventory valuation reserve account against diminution in the value or salability of our inventory. However, there is no guaranty that these arrangements will be sufficient to avoid write-offs in excess of our reserves in all circumstances.

CHANGES IN TECHNOLOGY AND REGULATORY ENVIRONMENT COULD ADVERSELY AFFECT OUR BUSINESS

     The deregulation of the telecommunications industry and the improvements in information transmission technology have created a greatly expanded telecommunications service provider market and lessened the cost of transmitting large quantities of information. As more bandwidth becomes available at competitive prices, applications (such as e-commerce) are being developed to take advantage of it. New applications, in turn, drive demand for more bandwidth. The cycle of growth in bandwidth and applications has increased the demand for our products and services.

     Technological or regulatory changes, which could restrict the availability of competitively priced bandwidth or limit the benefits of the applications using such bandwidth, could adversely affect our business. For example, taxation of the internet or security issues relating to e-commerce could slow demand for our products and services.

A SUBSTANTIAL PORTION OF OUR COMMON STOCK IS HELD BY A SMALL NUMBER OF HOLDERS

     Approximately 37% of our stock is currently held by three shareholders and their affiliates. As a result, the three principal shareholders and their affiliates can exercise significant influence over our affairs, including the election of our directors, appointment of our management and approval of actions requiring the approval of our stockholders, including the adoption of amendments to our certificate of incorporation and approval of mergers or sales of substantially all of our assets. The voting power of these shareholders under certain circumstances could have the effect of delaying or preventing a change in control of Anixter International. Also, the expectations of the investment community about the extent to, and manner in, which these shareholders may ultimately sell their shares, or the occurrence of such a sale, could have a significant impact on our share price. In addition, approximately 6.1 million additional shares, or 14.5% of outstanding shares on a fully diluted basis, are subject to issuance under various employee and director stock plans.

OUR COMMON STOCK PRICE HISTORICALLY HAS BEEN VOLATILE

     The price of our common stock has fluctuated, and may continue to fluctuate, significantly in response to our operating performance and the performance of other similar companies; news announcements relating to us, our industry or our competitors, vendors or customers; changes in earnings estimates or recommendations by research analysts; changes in general economic conditions; and other developments affecting us or our industry, including our competitors, vendors and customers. The concentration of ownership of our common stock described above may result in additional volatility. As a result of such concentration, from time to time, the volume of our stock traded in relation to the number of outstanding shares has been low, which can magnify price changes.

OUR HOLDING COMPANY STRUCTURE RESULTS IN SUBSTANTIAL STRUCTURAL SUBORDINATION AND MAY AFFECT OUR ABILITY TO MAKE PAYMENTS ON LYONS

     The LYONs are obligations exclusively of Anixter International. We are a holding company and, accordingly, substantially all of our operations are conducted through our subsidiaries. As a result, our cash flow and our ability to service our debt, including the LYONs, is dependent upon the earnings of our subsidiaries. In addition, we are dependent on the distribution of earnings, loans or other payments by our subsidiaries to us.

     Our subsidiaries are separate and distinct legal entities. Our subsidiaries have no obligation to pay any amounts due on the LYONs or to provide us with funds for our payment obligations, whether by dividends, distributions, loans or other payments. In addition, any payment of dividends, distributions, loans or advances by our subsidiaries to us are subject to statutory or contractual restrictions. Payments to us by our subsidiaries will also be contingent upon our subsidiaries' earnings and business considerations.

     Our right to receive any assets of any of our subsidiaries upon their liquidation or reorganization, and therefore the right of the holders of the LYONs to participate in those assets, will be structurally subordinated to the claims of that subsidiary's creditors, including trade creditors. In addition, even if we were a creditor of any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of our subsidiaries and any indebtedness of our subsidiaries senior to that held by us.


     As of June 30, 2000, our subsidiaries had outstanding approximately $460.8 million of indebtedness, in addition to other liabilities, including trade payables, to which the LYONs would have been structurally subordinated as described above.


OUR SUBSTANTIAL AMOUNT OF DEBT COULD LIMIT OUR GROWTH AND COULD IMPOSE RESTRICTIONS ON OUR BUSINESS


     Our subsidiaries have incurred substantial indebtedness, which totaled $460.8 million as of June 30, 2000. This debt could adversely affect the interests of our stockholders, for example, by limiting our ability to: (1) use operating cash flow in other areas of our business since we must dedicate a substantial portion of these funds to pay interest; (2) obtain additional financing to fund our growth strategy, capital expenditures and other purposes; and (3) react to changing market conditions and economic downturns. We may incur additional indebtedness in the future to fund our growth strategy and for general corporate purposes.


     Our debt agreements contain numerous financial and operating covenants that limit our discretion with respect to certain business matters. These covenants restrict our ability to incur additional indebtedness, to pay dividends and other distributions, and to merge or consolidate with other entities.

WE MAY NOT HAVE THE ABILITY TO RAISE THE FUNDS NECESSARY TO FINANCE THE CHANGE IN CONTROL OFFER

     Upon the occurrence of certain specific kinds of Change in Control events occurring on or before June 28, 2005, we will be required to offer to repurchase all outstanding LYONs. However, it is possible that we will not have sufficient funds at such time to make the required repurchase of LYONs or that contractual restrictions or the terms of other indebtedness will not allow such repurchases. In addition, certain important corporate events, such as leveraged recapitalizations that would increase the level of our indebtedness, would not constitute a "Change in Control" under the indenture. See "Description of LYONs -- Change in Control Permits Purchase of LYONs at the Option of the Holder."

     In addition, our principal operating subsidiary, Anixter Inc., is subject to change of control provisions, with respect to both Anixter International and Anixter Inc., in its bank credit agreement and in the indenture governing its 8% Notes due 2003. Under that indenture, certain change of control events (which may not constitute a "Change in Control" under the indenture governing the LYONs), if occurring within a certain number of days of the downgrading of such notes by national rating agencies, would result in the holders of such notes having the right to require Anixter Inc. to repurchase such notes. Under the bank credit agreement, if a change of control event occurs under the indenture as described in the preceding sentence and the holders of such notes notify Anixter Inc. of their election to require Anixter Inc. to repurchase more than $2,500,000 aggregate principal of the 8% Notes due 2003 or if certain other change of control events (which may not constitute a "Change in Control" under the indenture governing the LYONs) occur, it would constitute an event of default thereunder. It is possible that Anixter Inc. will not have sufficient funds to repurchase the notes or repay bank indebtedness. It is also possible that contractual restrictions or the terms of other indebtedness will not allow such payments. In addition, if the LYONs are subject to repurchase, the LYONs will be structurally subordinated to any required repurchase of the 8% Notes due 2003 or repayment under the bank credit agreement.

TRADING MARKET FOR LYONS


     We have applied to list the LYONs on the New York Stock Exchange. However, we can not assure you that an active trading market for the LYONs will develop on such exchange or elsewhere or as to the liquidity or sustainability of any such market, the ability of the Holders to sell their LYONs or the price at which Holders of the LYONs will be able to sell their LYONs. Future trading prices of the LYONs will depend on many factors, including, among other things, prevailing interest rates, our operating results, the price of our common stock and the market for similar securities.

                                USE OF PROCEEDS

     We will not receive any of the proceeds from the sale of the LYONs or common stock by the selling securityholders. See "Selling Securityholders" for a list of those entities receiving proceeds from sales of LYONs.

                       RATIO OF EARNINGS TO FIXED CHARGES

     Our ratio of earnings to fixed charges for each of the periods indicated is as follows:

                FISCAL YEAR ENDED                   THREE MONTHS ENDED
-------------------------------------------------   -------------------
DEC. 29,   JAN. 3,   JAN. 2,   JAN. 1,   DEC. 31,   JULY 2,    JUNE 30,
  1995      1997      1998      1999       1999       1999       2000
--------   -------   -------   -------   --------   --------   --------
 1.91x      2.03x     2.57x     2.83x     2.60x      2.46x      3.38x

     These ratios include Anixter International and its consolidated subsidiaries. For these ratios, "earnings" represent income before taxes plus fixed charges (excluding capitalized interest) and amortization of previously capitalized interest. Fixed charges consist of (1) interest on all indebtedness and amortization of debt discount and expense, (2) capitalized interest and (3) interest factor attributable to rentals.

                          PRICE RANGE OF COMMON STOCK


     The common stock is traded on the NYSE under the symbol "AXE." The following table sets forth for the fiscal quarters indicated the high and low sales prices for the common stock as reported on the NYSE Composite Tape. The last reported sale of common stock on August 24, 2000 was $35 5/8 per share.



                                                              HIGH    LOW
                                                              ----    ---
Year Ended January 1, 1999
  First Quarter.............................................  $20 1/2 $15 9/16
  Second Quarter............................................   22 3/4  16 13/16
  Third Quarter.............................................   19 7/8  15 3/8
  Fourth Quarter............................................   20 5/16  11 7/8
Year Ended December 31, 1999
  First Quarter.............................................  $20 5/16 $10 5/8
  Second Quarter............................................   18 7/8  12 5/16
  Third Quarter.............................................   23 3/4  18
  Fourth Quarter............................................   23 1/2  18 5/8
Year Ending December 29, 2000
  First Quarter.............................................  $31 1/8 $18 1/8
  Second Quarter............................................   35 3/16  26 1/8
  Third Quarter (through August 24, 2000)...................   37      27 1/16


     As of July 27, 2000, there were approximately 37,150,115 shares of common stock outstanding and approximately 4,448 holders of record.

                                DIVIDEND POLICY

     We do not pay cash dividends on our common stock and do not anticipate paying any cash dividends in the foreseeable future. Payment of dividends is at the discretion of our board of directors. Our subsidiaries' debt agreements contain financial covenants that restrict their ability to pay dividends and other distributions to us, which in turn could limit our ability to pay dividends to our shareholders.

                                    BUSINESS

OVERVIEW

     We are a leading distributor of communications infrastructure equipment and provider of logistics solutions for both enterprise networks and telecommunications service provider networks. As the only global distributor of communications infrastructure equipment, during 1999 we served approximately 85,000 customer accounts, with approximately 65,000 different products, from our 175 locations in 41 countries. Products we distribute include fiber optic and copper data cable, connectivity products and peripheral products. We are a significant distribution channel for major communications, cabling and connectivity equipment manufacturers, including Alcatel, Belden, BICC General, Corning/Siecor and Lucent. In addition, we are a leading distributor of specialty wire and cable products to original equipment manufacturers and to industrial companies for maintenance and repair operations. Logistics solutions we provide include procurement, warehousing, inventory management, product aggregation and just-in-time shipping. Our customers include Fortune 500 companies in a wide variety of industries, together with service providers, communications equipment manufacturers and contractors, installers and integrators. Dow Chemical, Global Crossing, MCI/WorldCom, Motorola, Nortel and Wal-Mart are some of our leading customers. Over the five year period ended December 31, 1999, we have grown sales at a compounded annual rate of 12.6% to a total of $2.67 billion in 1999. In the same period, we grew operating earnings at a compounded rate of 21.6% to a total of $112.8 million.

INDUSTRY DYNAMICS

     According to Bernstein Research, the worldwide market for communications equipment is $240 billion and is expected to grow in excess of 13% annually over the next five years. We believe, based on our current product lines, geographical presence and vendor sales policies, that we address approximately 8% to 10% of this market. We believe that the drivers for this growth include:

     Growing Demand for Bandwidth. The importance of information is increasing the need for faster, more reliable communications systems and greater bandwidth. In turn, this is driving changes in the communications and technology infrastructure of major corporations and telecommunications service providers, including the creation of an emerging alternative telecommunications service provider industry. This trend is driving unit growth of communications infrastructure equipment as well as moving the market to higher quality solutions in which we specialize.

     Deregulation and Privatization. The global trend of deregulating telecommunication services and privatizing former national telecommunication service providers has resulted in a rapidly growing universe of emerging alternative telecommunications service providers throughout the world. The rapid pace at which this change has occurred has created significant time-to-market issues for the new telecommunication service providers. These dynamics are resulting in increased demand and growth opportunities for the communications equipment and logistics services we offer.

     Supply Chain Management. As telecommunications companies focus on their core businesses and time-to-market challenges in their rapidly changing marketplace, they are increasingly outsourcing procurement and logistics services. We believe this trend towards outsourcing will continue and will spread to global markets, presenting us with additional opportunities.

THE ANIXTER SOLUTION

     We believe we are well positioned to take advantage of these industry dynamics due to our global coverage, comprehensive product offerings, logistics capabilities, technical knowledge, relationships with industry leading manufacturers and scaleable infrastructure.

     Global Coverage. We believe our operations in 41 countries make us the only global distributor of communications infrastructure equipment. This is particularly attractive to multinational customers who are looking for consistency in the products and services that support their global network infrastructure.

For the manufacturers whose products we sell, our ability to promptly and consistently deliver their products throughout the world is an attractive alternative to dealing with multiple distributors in numerous countries.

     Comprehensive Product Offering. We believe we carry the largest, single source, communications infrastructure equipment inventory in the world. With over 65,000 SKUs and an inventory valued at over $600 million at March 31, 2000, customers find our ability to aggregate and deliver complete orders on a timely basis to be of significant value.

     Logistics Capabilities. The combination of our 18 regional distribution centers and 57 strategically located service centers allows us to deliver product to an estimated 90 percent of the metropolitan areas in the countries in which we are located within 24 hours.

     Technical Knowledge. Through the work done in collaboration with the industry's leading cabling and connectivity product manufacturers at our lab in Mt. Prospect, Illinois, our involvement with industry standard setting bodies on a global basis, and our Levels (TM) specification program, we have been a leader in defining quality products and standards for the industry. Our sales and technical support staff of over 2,200 individuals are regularly trained in the particulars of standards to enable them to assist customers in solving the problems of constructing and maintaining a quality communications network.

     Relationships with Industry Leading Manufacturers. Based on our assessment of brand name recognition, quality and relative value based on price and quality considerations, we believe the manufacturers whose products we sell represent the leading manufacturers of cabling, connectivity and communication products.

     Scaleable Infrastructure. We operate on a common information system platform throughout the world and manage our business using common operating practices and processes. We believe this platform allows us to easily and economically initiate sales programs in new markets.

MARKETS

     In order to capitalize on the industry dynamics described above and to leverage our core competencies, we have defined and targeted the following key customer markets:

     - enterprise network,

     - service provider,

     - integrated supply, and

     - original equipment manufacturer/maintenance and repair.

     Enterprise Network Market. This market consists of companies, organizations and institutions that are building data, voice and video networks for use in their businesses. We provide communications equipment, including a wide range of cabling and peripheral equipment utilized in the installation and upgrade of local area networks and wide area networks. These products enable our enterprise customers to build the quality high speed networks they need to exploit current information technology in their businesses. A report by Bernstein Research estimates the worldwide market for enterprise network equipment is approximately $70 billion annually and is growing at a rate of approximately 10% annually. We believe, based on our current product lines, geographical presence and vendor sales policies, that we address approximately 8% to 10% of this market. We believe we are the largest supplier of cabling, connectivity, infrastructure equipment and solutions to this market.

     Demands on enterprise networks are expected to continue to grow dramatically as enterprises increasingly rely on information as a way to compete, and as the Internet and e-commerce become more prevalent in the way in which enterprises communicate and conduct business. Reliability and speed will become increasingly critical as an enterprise's customers and suppliers connect directly with its information systems. As a result, enterprise networks are becoming more critical to an enterprise's ultimate success.

     We believe we are well positioned to take advantage of these positive trends in the enterprise network market. Our technical knowledge and ability to assemble a complete communications solution from multiple third party cable and equipment manufacturers make us a supplier of choice to these customers. Our enterprise network customers include Fortune 500 corporations, integrators and installers. Examples of our significant end user customers and the various industries we serve include Boeing (aerospace), First Union Bank and State Farm (financial services), Texaco (oil and gas) and Wal-Mart (retail). In addition to commercial end users, we sell products to many types of government agencies and institutions as well as contractors, installers and integrators. We had 1999 sales of approximately $1.77 billion to the enterprise market.

     Service Provider Market. This market consists of those companies that are building bandwidth for resale of data, voice and video services to their customers. We provide communications connectivity and infrastructure equipment primarily to alternative telecommunications service providers and the contractors that service them, in order to enable the service provider to co-locate with traditional carriers or to connect directly to end customers. A report by Bernstein Research estimates the worldwide service provider market is approximately $170 billion a year and is growing at a rate in excess of 15% annually. We believe, based on our current product lines, geographical presence and vendor sales policies, that we address approximately 8% to 10% of this market.

     The service provider market is expected to experience significant growth as deregulation of the telecommunications industry and recent privatizations continue to encourage the creation of emerging service providers, including:

     - competitive local exchange carriers,

     - alternative service providers, and

     - Internet service providers.

The service provider market has traditionally purchased directly from manufacturers. However, the growth in the number of customers in this market has placed significant pressure on manufacturers' logistics capabilities, thereby creating an opportunity for distributors to play a significant role. Because flexibility and time to market are critical to these customers, we believe our product availability and reliable logistics services provide us with a competitive advantage in this market.

     We began a sales and marketing program in this market in late 1998. Since then, we have been able to build a broad product and logistics service offering to customers such as Covad Communications, KMC Telecom, MCI/WorldCom, NextLink and Qwest Communications. We had 1999 sales of approximately $150 million to the service provider market.

     Integrated Supply Market. We supply logistics services and installation related products for communications equipment. These services and equipment are critical to communications companies' ability to assemble a complete solution for their end customers. Logistics services include warehousing, automatic inventory replenishment, asset serial number tracking, warranty management, software/firmware upgrade management, product aggregation and just-in-time shipping. Installation related products include cabling, connectivity and peripheral products.

     While there is no available market size data for integrated supply services, we believe the opportunities are significant as communication product manufacturers and service providers increasingly focus their human and financial resources on core businesses and outsource peripheral functions. We believe our expertise in inventory management, logistics and communications products together with our key supplier relationships make us an attractive supplier for procurement and delivery of third party installation materials. Our integrated supply capabilities allow us to become part of the traditional supply chain and build a more integrated relationship with our customers. We had 1999 sales of approximately $210 million to integrated supply customers such as Alcatel, AT&T, Global Crossing, Lucent and Nortel.

     Original Equipment Manufacturer/Maintenance and Repair Market. We provide electrical and electronic wire and cable that have been specially prepared for use in original equipment manufacturing processes. We modify products to customer specifications, manage inventory and supply products that are ready for use in the customer's final assembly process. Anixter also supplies specialty wire and cable products such as shipboard cable, process control wiring, high temperature cables, elevator cables and mining cables for maintenance and repair applications in industrial companies.

     According to World Information Technologies Inc., the electrical wire and cable market is a $12 billion market. We believe that approximately $3 billion of this market is in products we sell and service. Original equipment manufacturers and maintenance and repair customers demand product availability, product knowledge, product modification (cutting, kitting, dyeing, striping and twisting), timely delivery and project management.

     We believe our strong relationships with leading suppliers of specialty wire and cable and electrical/electronic products, large inventory, specialty services, logistic capabilities and experienced sales force make us a supplier of choice for customers in this market. Customers in this market include a wide variety of industrial companies and contractors such as DaimlerChrysler, Dow Chemical, Fluor Daniel, Motorola and Ontario Hydro. We had 1999 sales of approximately $530 million to the original equipment manufacturer and maintenance and repair markets.

SUPPLIERS

     Anixter is a significant distribution channel for many of the communications industry's leading manufacturers, including Alcatel, Belden, BICC General, Cable Design Technologies, Cisco Systems, Corning/Siecor, Lucent, Nortel, Panduit, and Superior Cable. As a result of these relationships, we believe we have compiled the industry's most complete line of fiber optic cabling, data cabling, connectivity and physical infrastructure products for all of our markets. We are able to create comprehensive solutions for our customers as a result of our product breadth.

     We believe our Anixter solution delivers a competitive advantage to our suppliers. We provide suppliers with access to a large technically trained sales force, marketing expertise, product planning, inventory management and technical support capabilities together with global distribution capabilities.

DISTRIBUTION AND SYSTEMS INFRASTRUCTURE

     We operate offices in 175 cities and 41 countries throughout the world. We operate 18 regional distribution centers (which contain over 80% of our inventory) and 57 other strategically located distribution facilities totaling over 3.5 million square feet of warehouse space, nearly all of which is leased, to provide flexibility as we grow and pursue new markets. This system enables us to provide next day delivery on 90% of our orders.

     Additionally, our flexible management information systems enable us to cost-effectively serve our customers' needs. We operate primarily in a mainframe environment. The mainframe environment supports substantially all of our operations on a 24-hour, 7-day-a-week basis from Chicago, Illinois. Because our system is mainframe-based, we have been able to scale the system to support growth in product lines, markets and locations, while preserving the global scope of the system.

ACQUISITION OPPORTUNITIES

     From time to time Anixter has made, and in the future may make or consider making, acquisitions of businesses for cash or stock that complement or extend the Company's current business. There can be no assurance that any such acquisitions will be made in the future or that any such acquisitions will in fact be beneficial.

                              DESCRIPTION OF LYONS

     The LYONs were issued under a senior indenture dated as of June 28, 2000. The following summarizes some, but not all, of the material provisions of the LYONs and the indenture. The following summary does not purport to be complete and is subject to, and qualified by reference to, all of the provisions of the indenture. As used in this description, the words "we," "us," "our," "Anixter" or "Anixter International" do not include any current or future subsidiary of Anixter International Inc.

GENERAL

     On June 28, 2000, we issued $792,000,000 aggregate principal amount at maturity of the LYONs in a private placement. The LYONs will mature on June 28, 2020. The principal amount at maturity of each LYON is $1,000. The LYONs will be payable at the office of the paying agent, which initially will be an office or agency of the trustee, or an office or agency maintained by us for such purpose, in the Borough of Manhattan, The City of New York.

     The LYONs were offered at a substantial discount from their principal amount at maturity. See "Federal Income Tax Considerations -- Original Issue Discount." We will not make periodic payments of interest on the LYONs. Each LYON was issued at an issue price of $252.57 per LYON. However, the LYONs will accrue original issue discount while they remain outstanding. Original issue discount is the difference between the issue price and the principal amount at maturity of a LYON. The calculation of the accrual of original issue discount will be on a semi-annual bond equivalent basis using a 360-day year composed of twelve 30-day months. Accrual of original issue discount commenced from the issue date of the LYONs.

     Maturity, conversion, purchase by us at the option of a holder or redemption of a LYON will cause original issue discount and interest, if any, to cease to accrue on such LYON under the indenture. We may not reissue a LYON that has matured or been converted, purchased by us at the option of a holder, redeemed or otherwise cancelled, except for registration of transfer, exchange or replacement of such LYON.

     LYONs may be presented for conversion at the office of the conversion agent, and for exchange or registration of transfer at the office of the registrar, each such agent initially being the trustee.

RANKING OF LYONS

     The LYONs are unsecured and unsubordinated obligations. The LYONs rank on a parity in right of payment with all of our existing and future unsecured and unsubordinated indebtedness.

     The LYONs are obligations exclusively of Anixter. We are a holding company and, accordingly, substantially all of our operations are conducted through our subsidiaries. As a result, our cash flow and our ability to service our debt, including the LYONs, are dependent upon the earnings of our subsidiaries. In addition, we are dependent on the distribution of earnings, loans or other payments by our subsidiaries to us.

     Our subsidiaries are separate and distinct legal entities. Our subsidiaries have no obligation to pay any amounts due on the LYONs or to provide us with funds for our payment obligations, whether by dividends, distributions, loans or other payments. In addition, payments of dividends, distributions, loans or advances by our subsidiaries to us are subject to statutory or contractual restrictions. Payments to us by our subsidiaries will also be contingent upon our subsidiaries' earnings and business considerations.

     Our right to receive any assets of any of our subsidiaries upon their liquidation or reorganization, and therefore the right of the holders of the LYONs to participate in those assets, will be effectively subordinated to the claims of that subsidiary's creditors, including trade creditors. In addition, even if we were a creditor of any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of our subsidiaries and any indebtedness of our subsidiaries senior to that held by us.

     As of June 30, 2000, our subsidiaries had outstanding approximately $460.8 million of indebtedness, in addition to other liabilities, including trade payables, to which the LYONs would have been structurally subordinated as described above. See "Capitalization."


CONVERSION RIGHTS

     A holder may convert a LYON, in multiples of $1,000, into common stock at any time before the close of business on June 28, 2020. However, a holder may convert a LYON only until the close of business on the redemption date if we call a LYON for redemption. A LYON for which a holder has delivered a purchase notice or a Change in Control purchase notice requiring us to purchase the LYON may be converted only if such notice is withdrawn in accordance with the indenture.

     The conversion rate is 7.4603 shares of common stock per LYON, subject to adjustment upon the occurrence of certain events described below. We will pay cash equal to the then current market value of a fractional share.

     On conversion of a LYON, a holder will not receive any cash payment representing accrued original issue discount. Our delivery to the holder of the fixed number of shares of common stock into which the LYON is convertible, together with any cash payment for fractional shares, will be deemed:

     - to satisfy our obligation to pay the principal amount at maturity of the LYON; and

     - to satisfy our obligation to pay accrued original issue discount attributable to the period from the issue date through the conversion date.

As a result, accrued original issue discount is deemed to be paid in full rather than cancelled, extinguished or forfeited.

     The conversion rate will not be adjusted for such accrued original issue discount. A certificate for the number of full shares of common stock into which any LYON is converted, together with any cash payment for fractional shares, will be delivered through the conversion agent as soon as practicable following the conversion date. For a discussion of the tax treatment of a holder receiving common stock upon conversion, see "Federal Income Tax
Considerations -- Disposition or Conversion."

     The conversion rate will be adjusted for:

     - dividends or distributions on common stock payable in common stock or other capital stock;

     - subdivisions, combinations or certain reclassifications of common stock;

     - distributions to all holders of common stock of certain rights to purchase common stock for a period expiring within 60 days at less than the quoted price at the time; and

     - distributions to such holders of our assets or debt securities or certain rights to purchase our securities (excluding cash dividends or other cash distributions from current or retained earnings other than any Extraordinary Cash Dividend (as defined in the indenture)).

     However, no adjustment need be made if holders may participate in the transaction or in certain other cases. In cases where the fair market value of assets, debt securities or certain rights, warrants or options to purchase our securities distributed to shareholders:

     - equals or exceeds the average quoted price of the common stock, or

     - such average quoted price exceeds the fair market value of such assets, debt securities or rights, warrants or options so distributed by less than $1.00,

rather than being entitled to an adjustment in the conversion rate, the holder of a LYON will be entitled to receive upon conversion, in addition to the shares of common stock, the kind and amount of assets, debt securities or rights, warrants or options comprising the distribution that such holder would have received if such holder had converted such LYON immediately prior to the record date for determining the shareholders entitled to receive the distribution.

     The indenture permits us to increase the conversion rate from time to time.

     If we are party to a consolidation, merger or binding share exchange or a transfer of all or substantially all of our assets, the right to convert a LYON into common stock may be changed into a right to convert it into the kind and amount of securities, cash or other assets of Anixter or another person which the holder would have received if the holder had converted the holder's LYONs immediately prior to the transaction.

     Holders of the LYONs may, in certain circumstances, be deemed to have received a distribution subject to federal income tax as a dividend in the amount of:

     - a taxable distribution to holders of common stock which results in an adjustment of the conversion rate; or

     - an increase in conversion rate at our discretion.

See "Federal Income Tax Considerations -- Constructive Dividend."

     If we exercise our option to have interest instead of original issue discount accrue on a LYON following a Tax Event, the holder will be entitled on conversion to receive the same number of shares of common stock the holder would have received if we had not exercised such option.

     If we exercise this option, LYONs surrendered for conversion by a holder during the period from the close of business on any regular record date to the opening of business of the next interest payment date, except for LYONs to be redeemed on a date within this period, must be accompanied by payment of an amount equal to the interest that the registered holder is to receive on the LYON.

     Except where LYONs surrendered for conversion must be accompanied by payment as described above, we will not pay interest on converted LYONs on any interest payment date after the date of conversion. See "-- Optional Conversion to Semiannual Coupon Note Upon Tax Event."

REDEMPTION OF LYONS AT THE OPTION OF ANIXTER

     No sinking fund is provided for the LYONs. Prior to June 28, 2005, the LYONs will not be redeemable at our option. Beginning on June 28, 2005, we may redeem the LYONs for cash as a whole at any time, or from time to time in part. We will give not less than 15 days' nor more than 60 days' notice of redemption by mail to holders of LYONs.

     The table below shows redemption prices of a LYON on June 28, 2005, at each June 28 thereafter prior to maturity and at maturity on June 28, 2020. These prices reflect the accrued original issue discount calculated to each such date. The redemption price of a LYON redeemed between such dates would include an additional amount reflecting the additional original issue discount accrued since the next preceding date in the table.

                                                                           (2)
                                                                (1)      ORIGINAL       (3)
                                                               LYON       ISSUE      REDEMPTION
                                                               ISSUE     DISCOUNT      PRICE
REDEMPTION DATE                                                PRICE      AT 7%       (1)+(2)
---------------                                               -------    --------    ----------
June 28, 2005...............................................  $252.57    $103.71     $  356.28
June 28, 2006...............................................   252.57     129.08        381.65
June 28, 2007...............................................   252.57     156.27        408.84
June 28, 2008...............................................   252.57     185.38        437.96
June 28, 2009...............................................   252.57     216.58        469.15
June 28, 2010...............................................   252.57     250.00        502.57
June 28, 2011...............................................   252.57     285.79        538.36
June 28, 2012...............................................   252.57     324.14        576.71
June 28, 2013...............................................   252.57     365.21        617.78
June 28, 2014...............................................   252.57     409.21        661.78
June 28, 2015...............................................   252.57     456.35        708.92
June 28, 2016...............................................   252.57     506.84        759.41
June 28, 2017...............................................   252.57     560.93        813.50
June 28, 2018...............................................   252.57     618.87        871.44
June 28, 2019...............................................   252.57     680.94        933.51
At stated maturity..........................................   252.57     747.43      1,000.00

     If converted to semiannual coupon LYONs following the occurrence of a Tax Event, the LYONs will be redeemable at the restated principal amount plus accrued and unpaid interest from the date of the conversion through the redemption date. However, in no event may the LYONs be redeemed prior to June 28, 2005. See "-- Optional Conversion to Semiannual Coupon Note Upon Tax Event."

     If less than all of the outstanding LYONs are to be redeemed, the trustee shall select the LYONs to be redeemed in principal amounts at maturity of $1,000 or integral multiples of $1,000. In this case, the trustee may select the LYONs by lot, pro rata or by any other method the trustee considers fair and appropriate. If a portion of a holder's LYONs is selected for partial redemption and the holder converts a portion of the LYONs, the converted portion shall be deemed to be the portion selected for redemption.

PURCHASE OF LYONS AT THE OPTION OF THE HOLDER

     On the purchase dates of June 28, 2005, June 28, 2010 and June 28, 2015, we will, at the option of the holder, be required to purchase any outstanding LYON for which a written purchase notice has been properly delivered by the holder and not withdrawn, subject to certain additional conditions. Holders may submit their LYONs for purchase to the paying agent at any time from the opening of business on the date that is 20 business days prior to such purchase date until the close of business on such purchase date.

     The purchase price of a LYON will be:

     - $356.28 per LYON on June 28, 2005;

     - $502.57 per LYON on June 28, 2010; and

     - $708.92 per LYON on June 28, 2015.

     These purchase prices equal the issue price plus accrued original issue discount to the purchase dates.

     We may, at our option, elect to pay the purchase price in cash or shares of common stock, or any combination thereof. For a discussion of the tax treatment of a holder receiving cash, common stock or any combination thereof, see "Federal Income Tax Considerations -- Disposition or Conversion."

     If prior to a purchase date the LYONs have been converted to semiannual coupon LYONs following the occurrence of a Tax Event, the purchase price will be equal to the restated principal amount plus accrued and unpaid interest from the date of the conversion to the purchase date. See "-- Optional Conversion to Semiannual Coupon Note Upon Tax Event."

     We will be required to give notice on a date not less than 20 business days prior to each purchase date to all holders at their addresses shown in the register of the registrar, and to beneficial owners as required by applicable law, stating among other things:

     - whether we will pay the purchase price of LYONs in cash or common stock or any combination thereof, specifying the percentages of each;

     - if we elect to pay in common stock the method of calculating the market price of the common stock; and

     - the procedures that holders must follow to require us to purchase their LYONs.

     The purchase notice given by each holder electing to require us to purchase LYONs shall state:

     - the certificate numbers of the holder's LYONs to be delivered for purchase;

     - the portion of the principal amount at maturity of LYONs to be purchased, which must be $1,000 or an integral multiple of $1,000;

     - that the LYONs are to be purchased by us pursuant to the applicable provisions of the LYONs; and

     - in the event we elect, pursuant to the notice that we are required to give, to pay the purchase price in common stock, in whole or in part, but the purchase price is ultimately to be paid to the holder entirely in cash because any of the conditions to payment of the purchase price or portion of the purchase price in common stock is not satisfied prior to the close of business on the purchase date, as described below, whether the holder elects:

      (1) to withdraw the purchase notice as to some or all of the LYONs to which it relates, or

      (2) to receive cash in respect of the entire purchase price for all LYONs or portions of LYONs subject to such purchase notice.

     If the holder fails to indicate the holder's choice with respect to the election described in the final bullet point above, the holder shall be deemed to have elected to receive cash in respect of the entire purchase price for all LYONs subject to the purchase notice in these circumstances. For a discussion of the tax treatment of a holder receiving cash instead of common stock, see "Federal Income Tax Considerations -- Disposition or Conversion."

     Any purchase notice may be withdrawn by the holder by a written notice of withdrawal delivered to the paying agent prior to the close of business on the purchase date. The notice of withdrawal must state:

     - the principal amount at maturity being withdrawn;

     - the certificate numbers of the LYONs being withdrawn; and

     - the principal amount at maturity, if any, of the LYONs that remain subject to the purchase notice.

     If we elect to pay the purchase price, in whole or in part, in shares of common stock, the number of shares of common stock to be delivered by us shall be equal to the portion of the purchase price to be paid in common stock divided by the market price of a share of common stock.

     We will pay cash based on the market price for all fractional shares of common stock in the event we elect to deliver common stock in payment, in whole or in part, of the purchase price. See "Federal Income Tax
Considerations -- Disposition or Conversion."

     The "market price" means the average of the sale prices of the common stock for the five trading day period ending on (if the third business day prior to the applicable purchase date is a trading day, or if not, then on the last trading day prior to) the third business day prior to the applicable purchase date, appropriately adjusted to take into account the occurrence, during the period commencing on the first of such trading days during such five trading day period and ending on such purchase date, of certain events that would result in an adjustment of the conversion rate with respect to the common stock.

     The "sale price" of the common stock on any date means the closing per share sale price (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on such date as reported in composite transactions for the principal United States securities exchange on which the common stock is traded or, if the common stock is not listed on a United States national or regional securities exchange, as reported by the Nasdaq System.

     Because the market price of the common stock is determined prior to the applicable purchase date, holders of LYONs bear the market risk with respect to the value of the common stock to be received from the date such market price is determined to such purchase date. We may pay the purchase price or any portion of the purchase price in common stock only if the information necessary to calculate the market price is published in a daily newspaper of national circulation.

     Upon determination of the actual number of shares of common stock in accordance with the foregoing provisions, we will publish such information on our Web site on the World Wide Web.

     Our right to purchase LYONs, in whole or in part, with common stock is subject to our satisfying various conditions, including:

     - the registration of the common stock under the Securities Act and the Exchange Act, if required; and

     - any necessary qualification or registration under applicable state securities law or the availability of an exemption from such qualification and registration.

     If such conditions are not satisfied with respect to a holder prior to the close of business on the purchase date, we will pay the purchase price of the LYONs of the holder entirely in cash. See "Federal Income Tax
Considerations -- Disposition or Conversion." We may not change the form or components or percentages of components of consideration to be paid for the LYONs once we have given the notice that we are required to give to holders of LYONs, except as described in the first sentence of this paragraph.

     In connection with any purchase offer, we will:

     - comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act which may then be applicable; and

     - file Schedule TO or any other required schedule under the Exchange Act.

     Payment of the purchase price for a LYON for which a purchase notice has been delivered and not validly withdrawn is conditioned upon delivery of the LYON, together with necessary endorsements, to the paying agent at any time after delivery of the purchase notice. Payment of the purchase price for the LYON will be made promptly following the later of the purchase date or the time of delivery of the LYON.

     If the paying agent holds money or securities sufficient to pay the purchase price of the LYON on the business day following the purchase date in accordance with the terms of the indenture, then, immediately after the purchase date, the LYON will cease to be outstanding and original issue discount on such

LYON will cease to accrue, whether or not the LYON is delivered to the paying agent. Thereafter, all other rights of the holder shall terminate, other than the right to receive the purchase price upon delivery of the LYON.

     Our ability to purchase LYONs with cash may be limited by the terms of our then existing borrowing agreements.

     No LYONs may be purchased for cash at the option of holders if there has occurred and is continuing an event of default with respect to the LYONs, other than a default in the payment of the purchase price with respect to such LYONs.

CHANGE IN CONTROL PERMITS PURCHASE OF LYONS AT THE OPTION OF THE HOLDER

     In the event of any Change in Control occurring on or prior to June 28, 2005, each holder will have the right, at the holder's option, subject to the terms and conditions of the indenture, to require us to purchase all or any portion of the holder's LYONs. However, the principal amount at maturity submitted for purchase by a holder must be $1,000 or an integral multiple of $1,000.

     We will be required to purchase the LYONs as of the date that is 35 business days after the occurrence of such Change in Control (a "Change in Control purchase date") at a cash price equal to the issue price plus accrued original issue discount to the Change in Control purchase date.

     If prior to a Change in Control purchase date the LYONs have been converted to semiannual coupon LYONs following the occurrence of a Tax Event, we will be required to purchase the LYONs at a cash price equal to the restated principal amount plus accrued and unpaid interest from the date of the conversion to the Change in Control purchase date.

     Within 15 business days after the occurrence of a Change in Control, we are obligated to mail to the trustee and to all holders of LYONs at their addresses shown in the register of the registrar and to beneficial owners as required by applicable law a notice regarding the Change in Control, which notice shall state, among other things:

     - the events causing a Change in Control;

     - the date of such Change in Control;

     - the last date on which the purchase right may be exercised;

     - the Change in Control purchase price;

     - the Change in Control purchase date;

     - the name and address of the paying agent and the conversion agent;

     - the conversion rate and any adjustments to the conversion rate;

     - that LYONs with respect to which a Change in Control purchase notice is given by the holder may be converted only if the change on control purchase notice has been withdrawn in accordance with the terms of the indenture; and

     - the procedures that holders must follow to exercise these rights.

     To exercise this right, the holder must delivery a written notice to the paying agent prior to the close of business on the Change in Control purchase date. The required purchase notice upon a Change in Control shall state:

     - the certificate numbers of the LYONs to be delivered by the holder;

     - the portion of the principal amount at maturity of LYONs to be purchased, which portion must be $1,000 or an integral multiple of $1,000; and

     - that we are to purchase such LYONs pursuant to the applicable provisions of the LYONs.

     Any Change in Control purchase notice may be withdrawn by the holder by a written notice of withdrawal delivered to the paying agent prior to the close of business on the Change in Control purchase date.

     The notice of withdrawal shall state:

     - the principal amount at maturity being withdrawn;

     - the certificate numbers of the LYONs being withdrawn; and

     - the principal amount at maturity, if any, of the LYONs that remain subject to a Change in Control purchase notice.

     Payment of the Change in Control purchase price for a LYON for which a Change in Control purchase notice has been delivered and not validly withdrawn is conditioned upon delivery of the LYON, together with necessary endorsements, to the paying agent at any time after the delivery of such Change in Control purchase notice. Payment of the Change in Control purchase price for such LYON will be made promptly following the later of the Change in Control purchase date or the time of delivery of such LYON.

     If the paying agent holds money sufficient to pay the Change in Control purchase price of the LYON on the business day following the Change in Control purchase date in accordance with the terms of the indenture, then, immediately after the Change in Control purchase date, original issue discount on such LYON will cease to accrue, whether or not the LYON is delivered to the paying agent. Thereafter, all other rights of the holder shall terminate, other than the right to receive the Change in Control purchase price upon delivery of the LYON.

     Under the indenture, a "Change in Control" of Anixter is deemed to have occurred at such time as:

     - any person, including its affiliates and associates, other than Anixter, its subsidiaries or their employee benefit plans, files a Schedule 13D or 14D-1 (or any successor schedule, form or report under the Exchange Act) disclosing that such person has become the beneficial owner of 50% or more of the voting power of our common stock or other capital stock into which the common stock is reclassified or changed, with certain exceptions; or

     - there shall be consummated any consolidation or merger of Anixter pursuant to which the common stock would be converted into cash, securities or other property, in each case other than a consolidation or merger of Anixter in which the holders of the common stock immediately prior to the consolidation or merger have, directly or indirectly, at least a majority of the total voting power in the aggregate of all classes of capital stock of the continuing or surviving corporation immediately after the consolidation or merger.

     The indenture does not permit our board of directors to waive our obligation to purchase LYONs at the option of holders in the event of a Change in Control.

     In connection with any purchase offer in the event of a Change in Control, we will:

     - comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act which may then be applicable; and

     - file Schedule TO or any other required schedule under the Exchange Act.

     The Change in Control purchase feature of the LYONs may in certain circumstances make more difficult or discourage a takeover of Anixter. The Change in Control purchase feature, however, is not the result of our knowledge of any specific effort:

     - to accumulate shares of common stock;

     - to obtain control of Anixter by means of a merger, tender offer, solicitation or otherwise; or

     - by management to adopt a series of anti-takeover provisions.

     Instead, the Change in Control purchase feature is a standard term contained in other LYONs offerings that have been marketed by Merrill Lynch. The terms of the Change in Control purchase feature resulted from negotiations between Merrill Lynch and us.

     We could, in the future, enter into certain transactions, including certain recapitalizations, that would not constitute a Change in Control with respect to the Change in Control purchase feature of the LYONs but that would increase the amount of our (or our subsidiaries') outstanding indebtedness. See "-- Ranking of LYONs".

     No LYONs may be purchased at the option of holders upon a Change in Control if there has occurred and is continuing an event of default with respect to the LYONs, other than a default in the payment of the Change in Control purchase price with respect to the LYONs.

EVENTS OF DEFAULT

     The indenture defines an events of default as one or more of the following:

          (1) default in payment of the principal amount at maturity (or if the LYONs have been converted to semiannual coupon LYONs following a Tax Event, the restated principal amount), issue price, accrued original issue discount (or if the LYONs have been converted to semiannual coupon LYONs following a Tax Event, accrued and unpaid interest and such default continues for a period of 30 days), redemption price, purchase price or Change in Control purchase price with respect to any LYON when such becomes due and payable; and

          (2) failure by Anixter to comply with any of its other agreements in the LYONs or the indenture upon receipt by Anixter of notice of such default by the Trustee or by holders of not less than 25% in aggregate principal amount at maturity of the LYONs then outstanding and Anixter's failure to cure (or obtain a waiver of) such default within 30 days after receipt by Anixter of such notice; and

          (3) the failure of Anixter or Anixter Inc. to make any payment by the end of any applicable grace period after maturity of indebtedness, which term as used in the indenture means obligations (other than nonrecourse obligations) of Anixter or Anixter Inc. for borrowed money or evidenced by bonds, debentures, notes or similar instruments ("Indebtedness") in an amount (taken together with amounts under (4)) in excess of $25 million and continuance of such failure; and

          (4) the acceleration of Indebtedness of Anixter or Anixter Inc. in an amount (taken together with amounts under (3)) in excess of $25 million because of a default with respect to such Indebtedness, without, in the case of (3) or (4), such Indebtedness having been discharged or such acceleration having been cured, waived, rescinded or annulled, for a period of 30 days after written notice to Anixter by the trustee or to Anixter and the trustee by the holders of not less than 25% in aggregate principal amount at maturity of the LYONs then outstanding. However, if any such failure or acceleration referred to in (3) or (4) above shall cease or be cured, waived, rescinded or annulled, then the event of default by reason thereof shall be deemed not to have occurred; and

          (5) final unsatisfied judgments not covered by insurance aggregating in excess of $25 million rendered against Anixter or Anixter Inc. or any of their subsidiaries and not stayed, bonded or discharged within 60 days; and

          (6) the bankruptcy, insolvency or reorganization of Anixter or Anixter Inc.

     If an event of default, other than an event of default described in clause
(6) above, shall have happened and be continuing, either the trustee or the holders of not less than 25% in aggregate principal amount at maturity of the LYONs then outstanding may declare the issue price of the LYONs plus the original issue discount on the LYONs accrued through the date of such declaration to be immediately due and payable. If an event of default described in clause (6) above shall occur, the issue price of the LYONs plus the original issue discount accrued thereon through the occurrence of such event shall automatically become and be immediately due and payable. If the LYONs have been converted to semiannual coupon LYONs following the occurrence of a Tax Event, the amount due on an acceleration will be the restated principal amount plus accrued and unpaid interest.

     After acceleration the holders of a majority in aggregate principal amount at maturity of the LYONs may, under certain circumstances, rescind and annul such acceleration if all events of default, other than the non-payment of accelerated principal or other specified amount, have been cured or waived.

     Prior to the declaration of the acceleration of the LYONs, the holders of a majority in aggregate principal amount at maturity of the LYONs may waive, on behalf of all of the holders of the LYONs, any default and its consequences, except an event of default described in paragraph (1) above, a default in respect of a provision that cannot be amended without the consent of all of the holders of the LYONs or a default that constitutes a failure to convert any LYON into shares of common stock. Other than the duty to act with the required care during an event of default, the trustee will not be obligated to exercise any of its rights or powers at the request of the holders unless the holders shall have offered to the trustee reasonable indemnity. Generally, the holders of a majority in aggregate principal amount at maturity of the LYONs will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee.

     A holder will not have any right to institute any proceeding under the indenture, or for the appointment of a receiver or a trustee, or for any other remedy under the indenture, unless:

          (1) the holder has previously given to the trustee written notice of a continuing event of default with respect to the LYONs;

          (2) the holders of a least 25% in aggregate principal amount at maturity of the LYONs have made a written request and have offered reasonable indemnity to the trustee to institute the proceeding; and

          (3) the trustee has failed to institute the proceeding and has not received direction inconsistent with the original request from the holders of a majority in aggregate principal amount at maturity of the LYONs within 60 days after the original request.

     Holders may, however, sue to enforce the payment of the principal amount at maturity (or if the LYONs have been converted to semiannual coupon notes following a Tax Event, the restated principal amount), issue price, accrued original issue discount (or if the LYONs have been converted to semiannual coupon notes following a Tax Event, accrued and unpaid interest), redemption price, purchase price or Change in Control purchase price with respect to any LYON on or after the due date or to enforce the right, if any, to convert any LYON without following the procedures listed in (1) through (3) above.

     We will furnish the trustee an annual statement by our officers as to whether or not we are in default in the performance of the indenture and, if so, specifying all known defaults.

OPTIONAL CONVERSION TO SEMIANNUAL COUPON NOTE UPON TAX EVENT

     From and after the date of the occurrence of a Tax Event, we shall have the option to elect to have interest in lieu of future original issue discount accrue at 7% per year on a principal amount per LYON (the "restated principal amount") equal to the issue price plus original issue discount accrued to the date of the Tax Event or the date on which we exercise the option described herein, whichever is later (the "option exercise date").

     Such interest shall accrue from the option exercise date and shall be payable semiannually on the interest payment dates of June 28 and December 28 of each year to holders of record at the close of business on June 13 or December 13 immediately preceding the interest payment date. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. Interest will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the option exercise date.

     A "Tax Event" means that Anixter shall have received an opinion from independent tax counsel experienced in such matters to the effect that, on or after the date of this offering memorandum, as a result of:

          (1) any amendment to, or change (including any announced prospective change) in, the laws (or any regulations thereunder) of the United States or any political subdivision or taxing authority thereof or therein, or

          (2) any amendment to, or change in, the interpretation or application of such laws or regulations by any legislative body, court, governmental agency or regulatory authority,

in each case which amendment or change is enacted, promulgated, issued or announced or which interpretation is issued or announced or which action is taken, on or after the date of this offering memorandum, there is more than an insubstantial risk that interest (including original issue discount) payable on the LYONs either:

     - would not be deductible on a current accrual basis or

     - would not be deductible under any other method, in either case in whole or in part, by Anixter (by reason of deferral, disallowance, or otherwise) for United States federal income tax purposes.

     The Clinton Administration has previously proposed to change the tax law to defer the deduction of original issue discount on convertible debt instruments until the issuer pays the interest. Congress has not enacted these proposed changes in the law.

     If a similar proposal were ever enacted and made applicable to the LYONs in a manner that would limit our ability to either

     - deduct the interest, including original issue discount, payable on the LYONs on a current accrual basis, or

     - deduct the interest, including original issue discount, payable on the LYONs under any other method for United States federal income tax purposes,

such enactment would result in a Tax Event and the terms of the LYONs would be subject to modification at our option as described above.

     The modification of the terms of LYONs by us upon a Tax Event as described above could possibly alter the timing of income recognition by holders of the LYONs with respect to the semiannual payments of interest due on the LYONs after the option exercise date. See "Federal Income Tax Considerations."

BOOK ENTRY SYSTEM; GLOBAL SECURITIES

     The LYONs are represented by one or more global securities. Each global security will:

     - be registered in the name of The Depository Trust Company, also known as DTC,

     - be deposited with DTC or DTC's nominee or custodian and

     - bear any required legends.

     No global security may be exchanged in whole or in part for LYONs registered in the name of any person other than DTC or any nominee unless:

     - DTC has notified us that it is unwilling or unable to continue as depositary or has ceased to be qualified to act as depositary, or

     - an event of default is continuing.

     As long as DTC, or its nominee, is the registered owner of a global security, DTC or its nominee will be considered the sole owner and holder of the LYONs represented by the global security for all purposes under the indenture. Except in the above limited circumstances, owners of beneficial interests in a global security:

     - will not be entitled to have LYONs registered in their names,

     - will not be entitled to physical delivery of certified LYONs, and

     - will not be considered to be holders of those LYONs under the indenture.

     Payments on a global security will be made to DTC or its nominee as the holder of the global security. Some jurisdictions have laws that require that certain purchasers of securities take physical delivery of such securities in definitive form. These laws may impair the ability to transfer beneficial interests in a global security.

     Institutions that have accounts with DTC or its nominee are referred to as "participants." Ownership of beneficial interests in a global security will be limited to participants and to persons that may hold beneficial interests through participants. DTC will credit, on its book-entry registration and transfer system, the respective principal amounts of LYONs represented by the global security to the accounts of its participants.

     Ownership of beneficial interests in a global security will be shown on and effected through records maintained by DTC, with respect to participants' interests, or any participant, with respect to interests of persons held by participants on their behalf.

     Payments, transfers and exchanges relating to beneficial interests in a global security will be subject to policies and procedures of the depositary. The depositary policies and procedures may change from time to time. Neither we nor the trustee will have any responsibility or liability for DTC's or any participant's records with respect to beneficial interests in a global security.

CONSOLIDATION, MERGER AND SALE OF ASSETS

     We may not consolidate with or merge into any other person, in a transaction in which we are not the surviving corporation, or convey, transfer or lease our properties and assets substantially as an entirety to, any person, unless:

     - the successor, if any, is a U.S. corporation, limited liability company, partnership, trust or other entity,

     - the successor assumes our obligations on the LYONs and under the indenture,

     - immediately after giving effect to the transaction, no default or event of default shall have occurred and be continuing, and

     - certain other conditions are met.

DISCHARGE OF THE INDENTURE

     We may satisfy and discharge our obligations under the indenture by delivering to the trustee for cancellation all outstanding LYONs or by depositing with the trustee, the paying agent or the conversion agent, if applicable after the LYONs have become due and payable, whether at stated maturity, or any redemption date, or any purchase date, or a Change in Control purchase date, or upon conversion or otherwise, cash or shares of common stock (as applicable under the terms of the indenture) sufficient to pay all of the outstanding LYONs and paying all other sums payable by us under the indenture.

MODIFICATION

     We and the trustee may make modifications and amendments to the indenture without the consent of holders of LYONs for certain limited purposes. We and the trustee may also make modifications and amendments to the indenture with the consent of the holders of a majority in aggregate principal amount at maturity of the LYONs. However, neither we nor the trustee may make any modification or amendment without the consent of the holder of each LYON if such modification or amendment would:

     - change the stated maturity of any LYON;

     - reduce the principal amount at maturity (or if the LYONs have been converted to semiannual coupon notes following a Tax Event, the restated principal amount), issue price, accrued original issue discount (or if the LYONs have been converted to semiannual coupon notes following a Tax Event, accrued and unpaid interest), redemption price, purchase price or Change in Control purchase price with respect to any LYON;

     - change the place of payment or the currency in which any LYON is payable,

     - alter the manner or rate of accrual of original issue discount or interest on any LYON or extend the time of payment;

     - make any LYON payable in money or securities other than that stated in the LYON;

     - make any change that adversely affects the right to require us to purchase a LYON;

     - impair the right to institute suit for the enforcement of any payment with respect to, or conversion of, any LYON; or

     - change the provisions in the indenture that relate to modifying or amending the indenture.

LIMITATIONS OF CLAIMS IN BANKRUPTCY

     If a bankruptcy proceeding is commenced in respect of Anixter, the claim of the holder of a LYON is, under Title 11 of the United States Code, limited to the issue price of the LYON plus that portion of the original issue discount that has accrued from the date of issue to the commencement of the proceeding. In addition, the holders of the LYONs will be effectively subordinated to the indebtedness and other obligations of our subsidiaries.

GOVERNING LAW

     The indenture and the LYONs will be governed by, and construed in accordance with, the law of the State of New York, without regard to conflicts of laws principles.

REGARDING THE TRUSTEE

     The trustee is also the trustee under the indenture governing the 8% Notes due 2003 of Anixter Inc., a lender under the Anixter Inc. bank credit agreement, a party from time to time with respect to our interest rate swap agreements, and the custodian of certain of our pension assets.

                       FEDERAL INCOME TAX CONSIDERATIONS

     This is a summary of certain United States federal income tax considerations relevant to holders of LYONs. This summary is based upon the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, Internal Revenue Service rulings and judicial decisions now in effect, all of which are subject to change (possibly with retroactive effect) or different interpretations. There can be no assurance that the Internal Revenue Service will not challenge one or more of the conclusions described herein, and we have not obtained, nor do we intend to obtain, a ruling from the Internal Revenue Service with respect to the United States federal income tax consequences of acquiring or holding LYONs.

     This summary does not purport to deal with all aspects of United States federal income taxation that may be relevant to a holder (for example, persons subject to the alternative minimum tax provisions of the Code). Also, it is not intended to be wholly applicable to all categories of investors, such as foreign corporations and individuals who are not citizens or residents of the United States, some of which may be subject to special rules.

     This summary also does not discuss the tax consequences arising under the laws of any state, local or foreign jurisdiction. In addition, this summary is limited to original purchasers of LYONs who acquire LYONs at their original issue price within the meaning of Section 1273 of the Code and who will hold the LYONs and common stock into which the LYONs may be converted as "capital assets" within the meaning of Section 1221 of the Code.

     PERSONS CONSIDERING THE PURCHASE, OWNERSHIP, CONVERSION OR OTHER DISPOSITION OF LYONS SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE FEDERAL INCOME TAX CONSEQUENCES AND THE CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION.

     We have been advised by our counsel, Schiff Hardin & Waite, that in such counsel's opinion the LYONs will be treated as indebtedness for United States federal income tax purposes.

     Counsel has further advised us that it is counsel's opinion that, while the following does not purport to discuss all tax matters relating to the LYONs, based upon the LYONs being treated as indebtedness, the following are the material federal income tax consequences of the LYONs, subject to the qualifications set forth above.

ORIGINAL ISSUE DISCOUNT

     The LYONs were issued at a substantial discount from their principal amount at maturity. For United States federal income tax purposes, the difference between the issue price (the initial price at which a substantial number of the LYONs are sold for money) and the stated principal amount at maturity of each LYON constitutes original issue discount. Holders of the LYONs will be required to include original issue discount in income periodically over the term of the LYONs before receipt of cash or other payment attributable to such income.

     A holder of a LYON must include in gross income for federal income tax purposes, such holder's "accrued original issue discount," which is the sum of the daily portions of original issue discount with respect to the LYON for each day during the taxable year or portion of a taxable year on which such holder holds the LYON. The daily portion is determined by allocating to each day of an accrual period a pro rata portion of an amount equal to the adjusted issue price of the LYON at the beginning of the accrual period multiplied by the yield to maturity of the LYON. The accrual period of a LYON may be of any length and may vary in length over the term of the LYON, provided that each accrual period is no longer than one year and each scheduled payment of principal or interest occurs at the end of an accrual period or on the first day of an accrual period. The adjusted issue price of the LYON at the start of any accrual period is the issue price of the LYON increased by the accrued original issue discount for each prior accrual period. Under these rules, holders will have to include in gross income increasingly greater amounts of original issue discount in each successive accrual period. Any amount included in income as original issue discount will increase a holder's tax basis in the LYON.

     We will be required to furnish annually to the Internal Revenue Service and to certain noncorporate holders information regarding the amount of the original issue discount attributable to that year. For this purpose, we will use a six-month accrual period which ends on the day in each calendar year corresponding to the maturity day of the LYON or the date six months before such maturity date.

DISPOSITION OR CONVERSION

     Except as described below, gain or loss upon a sale or other disposition of a LYON or common stock received upon a conversion or a tender of a LYON will generally be capital gain or loss (which will be long term if the LYON or common stock is held for more than one year). Net capital gains of individuals are, under certain circumstances, taxed at lower rates than items of ordinary income. In the case of individuals, long-term capital gains with respect to property held for more than one year are taxed at a maximum 20% federal tax rate. Net capital gain of corporations is taxed the same as ordinary income, with a maximum federal rate of 35%.

     A holder's conversion of a LYON into common stock is generally not a taxable event (except with respect to cash received in lieu of a fractional share). The holder's obligation to include in gross income the daily portions of original issue discount with respect to a LYON will terminate prospectively on the date of conversion. The holder's basis in the common stock received on conversion of a LYON will be the same as the holder's basis in the LYON at the time of conversion (exclusive of any tax basis allocable to a fractional share). The holding period for the common stock received on conversion will include the holding period of the converted LYON (assuming each is held as a capital asset) except that the holder's holding period for common stock attributable to accrued original issue discount may commence on the day following the date of conversion.

     If a holder elects to exercise its option to tender a LYON to us on a purchase date and we issue common stock in satisfaction of all or part of the purchase price, assuming that the LYONs qualify as securities for federal income tax purposes, the exchange of the LYON for common stock should qualify as a reorganization or an otherwise nontaxable transaction for United States federal income tax purposes. If the purchase price is paid solely in common stock, neither gain nor loss would generally be recognized by the holder, except as described below with respect to a fractional share. If the purchase price is paid in a combination of shares of common stock and cash (other than cash received in lieu of a fractional share), gain (but not loss) realized by the holder would be recognized, but only to the extent such gain does not exceed such cash. Such gain would generally be a capital gain (and would be a long-term capital gain if the tendered LYON were held for more than one year).

     A holder's tax basis in the common stock received in the exchange will be the same as the holder's tax basis in the LYON tendered to us in exchange for the LYON (exclusive of any tax basis allocable to a fractional share interest as described below). However, this tax basis will be decreased by the amount of cash (other than cash received in lieu of a fractional share), if any, received in exchange and increased by the amount of any gain recognized by the holder on the exchange (other than gain with respect to a fractional share). The holding period for common stock received in the exchange will include the holding period for the LYON tendered to us in exchange for the LYON (assuming each is held as a capital asset). However, the holding period for common stock attributable to accrued original issue discount may commence on the day following the purchase date.

     Cash received in lieu of a fractional share of common stock upon conversion of a LYON or upon a tender of a LYON to us on a purchase date should be treated as a payment in exchange for the fractional share. Accordingly, if the common stock is a capital asset in the hands of the holder, the receipt of cash in lieu of a fractional share of common stock should generally result in capital gain or loss, if any, measured by the difference between the cash received for the fractional share and the holder's basis in the fractional share.

     If a holder elects to exercise its option to tender a LYON to us on a purchase date or a Change in Control purchase date and we deliver cash in satisfaction of the purchase price, the holder would recognize gain or loss, measured by the difference between the amount of cash transferred by us to the holder and the holder's basis in the tendered LYON. Gain or loss recognized by the holder would generally be capital gain or loss (and would be long-term capital gain or loss if the tendered LYON were held for more than one year).

CONSTRUCTIVE DIVIDEND

     If at any time we make a distribution of property to our stockholders that would be taxable to the stockholders as a dividend for United States federal income tax purposes and, in accordance with the anti-dilution provisions of the LYONs, the conversion rate of the LYONs is increased, such increase may be deemed to be the payment of a taxable dividend to holders of the LYONs.

     For example, an increase in the conversion rate in the event of distributions of our evidences of indebtedness or our assets or an increase in the event of an Extraordinary Cash Dividend will generally result in deemed dividend treatment to holders of the LYONs, but generally an increase in the event of stock dividends or the distribution of rights to subscribe for common stock will not. See "Description of LYONS -- Conversion Rights."

BACKUP WITHHOLDING AND INFORMATION REPORTING

     Information reporting will apply to payments of interest or dividends, if any, made by us on, or the proceeds of the sale or other disposition of, the LYONs or shares of common stock with respect to certain noncorporate holders, and backup withholding at a rate of 31% may apply unless the recipient of such payment supplies a taxpayer identification number, certified under penalties of perjury, as well as certain other information or otherwise establishes an exemption from backup withholding. Any amount withheld under the backup withholding rules will be allowable as a credit against the holder's federal income tax, provided that the required information is provided to the Internal Revenue Service.

TAX EVENT

     The modification of the terms of the LYONs by us upon a Tax Event as described in "Description of LYONs -- Optional Conversion to Semiannual Coupon Note Upon Tax Event," could possibly alter the timing of income recognition by the holders with respect to the semiannual payments of interest due after the option exercise date.

                            SELLING SECURITYHOLDERS

     The LYONs were originally issued by us and sold by Merrill Lynch, Pierce, Fenner & Smith Incorporated (the "Initial Purchaser") in a transaction exempt from the registration requirements of the Securities Act to persons reasonably believed by such Initial Purchaser to be "qualified institutional buyers" (as defined by Rule 144A under the Securities Act). The Selling Securityholders (which term includes their transferees, pledges, donees or successors) may from time to time offer and sell pursuant to this prospectus any and all of the LYONs and common stock.

     Set forth below are the names of each Selling Securityholder, the principal amount of LYONs that may be offered by such Selling Securityholder pursuant to this prospectus and the number of shares of common stock into which such LYONs are convertible. Unless set forth below, none of the Selling Securityholders has had a material relationship with us or any of our predecessors or affiliates within the past three years.


     The following table sets forth certain information received by us on or prior to August 23, 2000. However, any or all of the LYONs or common stock listed below may be offered for sale pursuant to this prospectus by the Selling Securityholders from time to time. Accordingly, no estimate can be given as to the amounts of LYONs or common stock that will be held by the Selling Securityholders upon consummation of any such sales. In addition, the Selling Securityholders identified below may have sold, transferred, or otherwise disposed of all or a portion of their LYONs since the date on which the information regarding their LYONs was provided, in transactions exempt from the registration requirements of the Securities Act.


                                                                               NUMBER OF
                                                        AGGREGATE PRINCIPAL    SHARES OF
                                                          AMOUNT OF LYONS     COMMON STOCK
                                                         AT MATURITY THAT     THAT MAY BE
NAME                                                        MAY BE SOLD          SOLD*
----                                                    -------------------   ------------
AIG SoundShore Opportunity Holding Fund Ltd. .........     $  5,000,000           37,301
AIG SoundShore Strategic Holding Fund Ltd. ...........        3,000,000           22,380
Aristeia International, Ltd. .........................        5,246,000           39,136
Aristeia Trading, L.P. ...............................        3,354,000           25,021
Deutsche Bank Securities Inc. ........................       38,300,000          285,729
Donaldson, Lufkin & Jenrette Securities Corp. ........       18,950,000          141,372
Grace Brothers, Ltd. .................................        4,000,000           29,841
HBK Master Fund L.P. .................................       10,000,000           74,603
Highbridge International LLC .........................       24,700,000          184,269
Jersey (IMA) Ltd. ....................................        2,500,000           18,650
Libertyview Funds L.P. ...............................        7,000,000           52,222
Lydian Overseas Partners Master Fund..................       51,000,000          380,475
R(2) Investments, LDC.................................       36,000,000          268,570
Susquehanna Capital Group.............................       10,250,000           76,468
Tribeca Investments L.L.C.............................       35,000,000          261,110
UBS Warburg LLC.......................................       11,500,000           85,793
                                                           ------------        ---------
          Total.......................................     $265,800,000        1,982,940
                                                           ============        =========


---------------


* Assumes conversion of all of the Holder's LYONs at a conversion rate of 7.4603 shares of common stock per $1,000 principal amount at maturity of the LYONs. However, this conversion rate will be subject to adjustment as described under "Description of the LYONs -- Conversion Right." As a result, the amount of common stock issuable upon conversion of the LYONs may increase or decrease in the future.



     The preceding table has been prepared based upon information furnished to us by the Selling Securityholders in the table. From time to time, additional information concerning ownership of the LYONs and common stock may rest with certain Holders thereof not named in the preceding table, with whom we believe we have no affiliation.



     Information about the Selling Securityholders may change from over time. Any changed information, if available, will be set forth in prospectus supplements.


     Because the Selling Securityholders may offer all or some of their LYONs or the underlying common stock from time to time, we can not estimate the amount of the LYONs or the underlying common stock that will be held by the Selling Securityholders upon the termination of any particular offering. See "Plan of Distribution."

                              PLAN OF DISTRIBUTION

     The LYONs and the common stock are being registered to permit public secondary trading of such securities by the holders thereof from time to time after the date of this prospectus. We have agreed, among other things, to bear all expenses (other than underwriting discounts and selling commissions) in connection with the registration and sale of the LYONs and the common stock covered by this prospectus.

     We will not receive any of the proceeds from the offering of LYONs or the common stock by the Selling Securityholders. We have been advised by the Selling Securityholders that the Selling Securityholders may sell all or a portion of the LYONs and common stock beneficially owned by them and offered hereby from time to time on any exchange on which the securities are listed on terms to be determined at the times of such sales. The Selling Securityholders may also make private sales directly or through a broker or brokers. Alternatively, any of the Selling Securityholders may from time to time offer the LYONs or the common stock beneficially owned by them through underwriters, dealers or agents, who may receive compensation in the form of underwriting discounts, commissions or concessions from the Selling Securityholders and the purchasers of the LYONs and the common stock for whom they may act as agent. The aggregate proceeds to the Selling Securityholders from the sale of the LYONs or common stock offered by them hereby will be the purchase price of such LYONs or common stock less discounts and commissions, if any.

     The LYONs and common stock may be sold from time to time in one or more transactions at fixed offering prices, which may be changed, or at varying prices determined at the time of sale or at negotiated prices. Such prices will be determined by the Holders of such securities or by agreement between such Holders and underwriters or dealers who may receive fees or commissions in connection therewith.

     These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

     In connection with sales of the LYONs and the underlying common stock or otherwise, the Selling Securityholders may enter into hedging transactions with broker-dealers. These broker-dealers may in turn engage in short sales of the LYONs and the underlying common stock in the course of hedging their positions. The Selling Securityholders may also sell the LYONs and underlying common stock short and deliver LYONs and the underlying common stock to close out short positions, or loan or pledge LYONs and the underlying common stock to broker-dealers that in turn may sell the LYONs and the underlying common stock.

     To our knowledge, there are currently no plans, arrangements or understandings between any Selling Securityholders and any underwriter, broker-dealer or agent regarding the sale of the LYONs and the underlying common stock by the Selling Securityholders. Selling Securityholders may not sell any or all of the LYONs and the underlying common stock offered by them pursuant to this prospectus. In addition, we cannot assure you that any such Selling Securityholder will not transfer, devise or gift the LYONs and the underlying common stock by other means not described in this prospectus. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this Prospectus.

     The outstanding common stock is listed for trading on the New York Stock Exchange.

     The Selling Securityholders and any broker and any broker-dealers, agents or underwriters that participate with the Selling Securityholders in the distribution of the LYONs or the Common Stock may be deemed to be "underwriters" within the meaning of the Securities Act, in which event any commissions received by such broker-dealers, agents or underwriters and any profit on the resale of the LYONs or the common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

     The LYONs were issued and sold in June 2000 in transactions exempt from the registration requirements of the Securities Act to persons reasonably believed by the Initial Purchaser to be "qualified institutional buyers" (as defined in Rule 144A under the Securities Act). We have agreed to indemnify the Initial Purchaser and each Selling Securityholder, and each Selling Securityholder has agreed to indemnify us, the Initial Purchaser and each other Selling Securityholder against certain liabilities arising under the Securities Act.

     The Selling Securityholders and any other person participating in such distribution will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the LYONs and the underlying common stock by the Selling Securityholders and any other such person. In addition, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the LYONs and the underlying common stock to engage in market-making activities with respect to the particular LYONs and the underlying common stock being distributed for a period of up to five business days prior to the commencement of such distribution. This may affect the marketability of the LYONs and the underlying common stock and the ability of any person or entity to engage in market-making activities with respect to the LYONs and the underlying common stock.

     We will use our best efforts to keep the registration statement of which this prospectus is a part effective until the earlier of (i) the sale pursuant to the registration statement of all the securities registered thereunder and
(ii) the expiration of the holding period applicable to such securities held by persons that are not our affiliates under Rule 144(k) under the Securities Act or any successor provision, subject to certain permitted exceptions in which case we may prohibit offers and sales of LYONs and common stock pursuant to the registration statement to which this prospectus relates.

                                 LEGAL MATTERS

     Certain legal matters relating to the validity of the LYONs and the common shares to be issued upon conversion thereof were passed upon for us by Schiff Hardin & Waite.

                                    EXPERTS

     The consolidated financial statements of Anixter International Inc. appearing in Anixter International Inc.'s Annual Report (Form 10-K) for the year ended December 31, 1999, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed a registration statement on Form S-3 under the Securities Act with the SEC in connection with this offering. This prospectus is part of the registration statement and does not contain all of the information contained in the registration statement and all of the exhibits filed with the registration statement. For further information about us, the LYONs and the common stock, please see the registration statement and the exhibits filed with the registration statement. Summaries in this prospectus of the contents of any agreement or other document filed as an exhibit to this registration statement are not necessarily complete. In each instance, please refer to the copy of the agreement or other document filed as an exhibit to the registration statement.

     We file reports, proxy statements and other information with the SEC, in accordance with the Securities Exchange Act of 1934. You may read and copy our reports, proxy statements and other information filed by us at the public reference rooms of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, Seven World Trade Center, Suite 1300, New York, New York, 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Please call the SEC at 1-800-SEC-0330 for further information about the public reference rooms. Our reports, proxy statements and other information filed with the SEC are available to the public over the Internet at the SEC's World Wide Web site at http://www.sec.gov.

     The Commission allows us to "incorporate by reference" the information we have filed with the SEC, which means that we can disclose important information by referring you to those documents. We consider the information incorporated by reference to be a part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until our offering is complete.

     - Annual Report on Form 10-K for the fiscal year ended December 31, 1999.

     - Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2000 and June 30, 2000.

     - Current Reports on Form 8-K dated June 19, 2000 and June 28, 2000.

     - The description of our common stock contained in our Registration Statement on Form 8-A filed with the SEC on April 29, 1969, and any amendment or report filed for the purpose of updating such description.

     You may request a copy of these filings, at no cost, by writing or telephoning us at the following address and telephone number:

     Vice President -- Treasurer
     Anixter International Inc.
     4711 Golf Road
     Skokie, Illinois 60076
     (847) 677-2600

     You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume the information in this prospectus is accurate as of any date other than the date on the front of those documents.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                           ANIXTER INTERNATIONAL INC.

                                  $792,000,000

                     LIQUID YIELD OPTION(TM) NOTES DUE 2020
                            (ZERO COUPON -- SENIOR)

                                      AND

                              5,908,558 SHARES OF
                                  COMMON STOCK

                            -----------------------

                                   PROSPECTUS
                            -----------------------

                                          , 2000

                   (TM)TRADEMARK OF MERRILL LYNCH & CO., INC.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The aggregate estimated (other than the registration fee) expenses to be paid by the Registrant in connection with this offering are as follows:


Securities and Exchange Commission registration fee.........   $ 57,761
NYSE listing fee............................................      1,500
Trustee's fees and expenses.................................     25,000
Accounting fees and expenses................................      5,000
Legal fees and expenses.....................................     25,000
Printing and engraving......................................     50,000
Miscellaneous...............................................      5,739
                                                               --------
          Total.............................................   $170,000
                                                               ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Article Ninth of our Restated Certificate of Incorporation provides that no director shall be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. Notwithstanding the foregoing, a director shall be liable to the extent provided by applicable law:

     - for any breach of the director's duty of loyalty to the corporation or its stockholders,

     - for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law,

     - for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law, or

     - for any transaction from which the director derived an improper personal benefit.

     Article IX of our By-laws provides that we will indemnify any person who was or is a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that such person is or was a director or officer of the corporation, is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with any such action, suit or proceeding, if such person acted in good faith and in a manner that he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if he or she had no reason to believe his or her conduct was unlawful. In a derivative action (meaning one brought by or on behalf of the corporation), indemnification may be made only for expenses (including attorney's fees), actually and reasonably incurred by such person in connection with the defense or settlement of such an action or suit, if such person acted in good faith and in a manner that he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made if such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the Court of Chancery or the court in which the action or suit was brought shall determine, upon application, that such person is fairly and reasonably entitled to indemnity for such expenses, despite such adjudication of liability but in view of all the circumstances in the case.

     Our By-laws also permit us to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, regardless of whether the By-laws would permit indemnification. We currently maintain such liability insurance for our officers and directors.

     We have entered into agreements to indemnify our directors and officers, in addition to the indemnification provided for in our Restated Certificate of Incorporation and Bylaws.

ITEM 16. EXHIBITS

     The following exhibits are filed herewith or incorporated by reference herein:


        EXHIBIT
         NUMBER                                 EXHIBIT TITLE
        -------                                 -------------
          4.1            -- Indenture, dated as of June 28, 2000, by and between
                            Anixter International Inc. and Bank of New York, as
                            Trustee*
          4.2            -- Form of Liquid Yield Option Note due 2020 (included in
                            Exhibit 4.1)
          4.3            -- Registration Rights Agreement, dated as of June 28, 2000, by and between Anixter International Inc. and Merrill
                            Lynch, Pierce, Fenner and Smith Incorporated*
          5.1            -- Opinion of Schiff Hardin & Waite*
          8.1            -- Opinion of Schiff Hardin & Waite as to certain U. S.
                            federal income tax matters
         12.1            -- Computation of Ratio of Earnings to Fixed Charges*
         23.1            -- Consent of Ernst & Young, LLP, independent auditors
         23.2            -- Consent of Schiff Hardin & Waite (included in Exhibit
                            5.1)
         23.3            -- Consent of Schiff Hardin & Waite (included in Exhibit
                            8.1)
         24.1            -- Power of Attorney of certain directors and officers of
                            Anixter International Inc.*
         25.1            -- Statement of Eligibility of Trustee on Form T-1*


----------------------

* Previously filed


ITEM 17. UNDERTAKINGS

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Company's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by itself is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of the securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in the volume and price represent no more that a 20 percent change in the maximum aggregate offering price set for the in the "Calculation of Registration Fee" table in the effective registration statement; and

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post effective amendment any of the securities being registered that remain unsold at the termination of the offering.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing this Amendment No. 1 to the Registration Statement on Form S-3 and has duly caused this Amendment No. 1 to the Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Skokie, State of Illinois, on August 25, 2000.


                                            ANIXTER INTERNATIONAL INC.


                                            By: /s/    ROD SHOEMAKER

                                              ----------------------------------

                                                        Rod Shoemaker


                                                   Vice President-Treasurer


     Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:


                      SIGNATURE                                      TITLE                        DATE
                      ---------                                      -----                        ----

                          *                            Chief Executive Officer and          August 25, 2000
-----------------------------------------------------    President (Principal Executive
                  Robert W. Grubbs                       Officer)

                          *                            Senior Vice President -- Finance     August 25, 2000
-----------------------------------------------------    (Chief Financial Officer)
                  Dennis J. Letham

                          *                            Vice President -- Controller         August 25, 2000
-----------------------------------------------------    (Principal Accounting Officer)
                  Lisa Kearns Lanz

                          *                            Director                             August 25, 2000
-----------------------------------------------------
                  Lord James Blyth

                          *                            Director                             August 25, 2000
-----------------------------------------------------
                 Robert L. Crandall

                          *                            Director                             August 25, 2000
-----------------------------------------------------
                   Rod F. Dammeyer

                          *                            Director                             August 25, 2000
-----------------------------------------------------
                Robert E. Fowler, Jr.

                          *                            Director                             August 25, 2000
-----------------------------------------------------
                  Robert W. Grubbs

                          *                            Director                             August 25, 2000
-----------------------------------------------------
                   F. Philip Handy

                          *                            Director                             August 25, 2000
-----------------------------------------------------
                   Melvyn N. Klein

                      SIGNATURE                                      TITLE                        DATE
                      ---------                                      -----                        ----

                          *                            Director                             August 25, 2000
-----------------------------------------------------
                    John R. Petty

                                                       Director                             August 25, 2000
-----------------------------------------------------
                 Sheli Z. Rosenberg

                                                       Director                             August 25, 2000
-----------------------------------------------------
                   Stuart M. Sloan

                                                       Director                             August 25, 2000
-----------------------------------------------------
                 Thomas C. Theobald

                          *                            Director and Chairman of the Board   August 25, 2000
-----------------------------------------------------    of Directors
                     Samuel Zell

               *By: /s/ ROD SHOEMAKER
  ------------------------------------------------
                    Rod Shoemaker
                  Attorney-in-fact

                                 EXHIBIT INDEX


        EXHIBIT
         NUMBER                                 EXHIBIT TITLE
        -------                                 -------------
          4.1            -- Indenture, dated as of June 28, 2000, by and between
                            Anixter International Inc. and Bank of New York, as
                            Trustee*
          4.2            -- Form of Liquid Yield Option Note due 2020 (included in
                            Exhibit 4.1)
          4.3            -- Registration Rights Agreement, dated as of June 28, 2000, by and between Anixter International Inc. and Merrill
                            Lynch, Pierce, Fenner and Smith Incorporated*
          5.1            -- Opinion of Schiff Hardin & Waite*
          8.1            -- Opinion of Schiff Hardin & Waite as to certain U. S.
                            federal income tax matters
         12.1            -- Computation of Ratio of Earnings to Fixed Charges*
         23.1            -- Consent of Ernst & Young, LLP, independent auditors
         23.2            -- Consent of Schiff Hardin & Waite (included in Exhibit
                            5.1)
         23.3            -- Consent of Schiff Hardin & Waite (included in Exhibit
                            8.1)
         24.1            -- Power of Attorney of certain directors and officers of
                            Anixter International Inc.*
         25.1            -- Statement of Eligibility of Trustee on Form T-1*


----------------------

* Previously filed